Exhibit 99.1

TransAlta Corporation

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

Annual Meeting April 20, 2018

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Table of Contents

Invitation to Shareholders		4

Notice of Annual and Special Meeting of Shareholders		5

General Information		7

About Our Shareholder Meeting		8

How To Vote		10

Business of The Meeting		12

1.	Election of Directors	12

2.	Financial Statements	26

3.	Appointment of Auditors	26

4.	Reduction of Stated Capital	28

5.	Advisory Vote On Executive Compensation	29

Governance		31

Director Compensation		47

Report On Executive Compensation		51

Compensation Discussion and Analysis		57

Appendix “A” Checklist of Corporate Governance Disclosure - Form 58-101F1		A-1

Appendix “B” TransAlta Corporation General Governance Guidelines for the Board		B-1

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

2 | TransAlta Corporation 2018 Management Proxy Circular

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward looking statements within the meaning of certain securities laws, including in this Proxy Circular (as defined herein), in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience, results and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, compensation components and strategy, ongoing objectives, strategies and outlook for 2018 and subsequent periods.  By their nature, these statements are not guarantees of our future performance and actions and are subject to risks, uncertainties and other important factors that could cause our actual performance and actions to be materially different from the forward looking statements.  Factors that may adversely impact our forward looking statements include risks relating to: fluctuations in market prices; availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, including solar, water or wind resources required to operate our facilities; natural or man-made disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing and our ability to obtain such financing at competitive rates; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal proceedings involving the Company, reliance on key personnel; labour relations matters; and development projects and acquisitions.  Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described or might not occur at all.

NON-IFRS MEASURES

Certain financial information contained in this Proxy Circular, including funds from operations (FFO) and free cash flow (FCF), may not be standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on non-IFRS financial measures we use, see the section entitled “Additional IFRS Measures and Non-IFRS Measures” contained in our Management Discussion and Analysis for the year-ended December 31, 2017, filed with Canadian securities regulators on www.sedar.com.

TransAlta Corporation 2018 Management Proxy Circular  |  3

INVITATION TO SHAREHOLDERS

March 6, 2018

Dear Fellow Shareholders,

On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2018 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place on Friday, April 20, 2018 at 10:00 a.m. (local time) in the Palomino Room (E-H) at the BMO Centre (Stampede Park), located at 20 Roundup Way SW, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2017 and management’s plans going forward.  You will also be introduced to our Board of Directors and management and will have the opportunity to ask questions following the presentation.

The Company delivered strong performance on nearly all metrics in 2017, including free cash flow, free cash flow per share and year-end debt.  The Company achieved an injury frequency rate of 0.72 in 2017, the Company’s best result ever. The Company also made groundbreaking progress on regulatory files, reaching an agreement on new federal regulations for converting coal plants to gas, which will come into effect in 2018. These new regulations allow the Company to extend the combined life of its existing coal facilities by an aggregate of approximately 75 years, which is expected to add more than $1 billion of additional free cash flow.  The Company’s balance sheet is strengthening at an accelerated pace through the reduction of debt, which is enhancing the Company’s financial flexibility.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular.  The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to executive compensation as well as information on our governance practices.  Please take the time to review this Management Proxy Circular and provide your vote on the business items to be considered at the Meeting.  Your vote and participation are very important.

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in the Management Proxy Circular.  In 2017, the non-binding advisory vote to accept the Company’s approach to executive compensation in 2016 was not approved. As a result, the Board, led by the Human Resources Committee, undertook a rigorous review of the Company’s compensation arrangements.  This was supplemented with an extensive shareholder outreach program to speak to many of you individually.  This was enhanced with the adoption of a formal Shareholder Engagement Policy to provide improved access to our independent directors. As described in greater detail in the Management Proxy Circular, in 2017: (i) there were no discretionary awards to our executive officers; (ii) our compensation plans’ pay for performance metrics have been aligned with market practice and are now designed to limit the need for discretion; and (iii) the realized pay of the Company’s President and Chief Executive Officer is strongly aligned with performance. We encourage you to read the compensation discussion and analysis included in the Management Proxy Circular, which explains how the Company’s compensation program aligns with its strategic goals and the principles of pay for performance.  The Board of Directors of the Company encourage you to vote FOR the Company’s approach to executive compensation.

If you are unable to attend the Meeting in person, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy.  Please refer to the “How to Vote” section of the Management Proxy Circular for more information.  The Meeting will also be webcast at www.transalta.com/powering-investors/events-and-presentations. We encourage you to visit our website at any time before the Meeting as it provides information about our company.

We look forward to seeing you at the Meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

4  |  TransAlta Corporation 2018 Management Proxy Circular

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Friday, April 20, 2018 at 10:00 a.m. (local time) in the Palomino Room (E-H) at the BMO Centre (Stampede Park), 20 Roundup Way SW, in Calgary, Alberta to:

1.                           elect 10 directors of the Company for the coming year;

2.                           receive the audited consolidated financial statements of the Company for the year ended December 31, 2017, and the auditor’s report thereon;

3.                           appoint the auditors of the Company and authorize the Board of Directors of the Company to fix their remuneration;

4.                           consider and if deemed appropriate, to pass, with or without variation, a special resolution, the full text of which is reproduced on page 29 of the Management Proxy Circular, authorizing the Company to reduce the stated capital of the common shares of the Company;

5.                           consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described in the accompanying Management Proxy Circular; and

6.                           transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Only holders of our common shares (“Shareholders”) of record at the close of business on March 6, 2018, the record date set for the Meeting, are entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.  The form of proxy must be returned to the Company’s registrar and transfer agent, AST Trust Company (Canada), Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment or postponement thereof.  Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in this Management Proxy Circular and the accompanying form of proxy.  Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

The Management Proxy Circular and the form of proxy accompany this Notice of Annual and Special Meeting.

By order of the Board of Directors of TransAlta Corporation

John H. Kousinioris Chief Legal and Compliance Officer and Corporate Secretary Calgary, Alberta March 6, 2018

TransAlta Corporation 2018 Management Proxy Circular  |  5

Important Notice regarding Proxy Materials and Notice and Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Requirements (“Notice-and-Access”) for distribution of the Meeting materials to registered Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website, rather than mailing paper copies to registered Shareholders. Registered Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the Meeting materials in accordance with the instructions set forth below.

The Meeting materials will be available at www.meetingdocuments.com/ASTca/ta as of March 21, 2018. The Meeting materials will also be available under the Company’s website and on its SEDAR profile at www.sedar.com as of March 21, 2018.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Shareholders are reminded to review the meeting materials prior to voting.  If you would prefer to receive a paper copy of our documents, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, AST Trust Company (Canada), toll-free at 1-888-433-6443.

The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access provisions.  Stratification occurs when a reporting issuer using the Notice-and-Access provisions, provides a paper copy of an information circular to some shareholders together with a notice of a meeting.  In relation to the Meeting, beneficial Shareholders will receive a paper copy of each of a Notice of Meeting, the Information Circular and a Voting Instruction Form.  However, registered Shareholders will receive the Notice-and-Access notification and a form of proxy unless they have previously requested full meeting materials.  For your information, a paper copy of the financial statements and related management’s discussion and analysis in respect of the most recent financial year of the Corporation has been mailed to registered Shareholders as well as to those beneficial Shareholders who had previously requested to receive them.

Requests for paper copies should be made as soon as possible, but must be received no later than April 6, 2018, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to AST Trust Company (Canada), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or to your intermediary, so that it is received no later than 10:00 a.m. (Calgary time) on April 18, 2018.

6  |  TransAlta Corporation 2018 Management Proxy Circular

GENERAL INFORMATION

This Management Proxy Circular (“Proxy Circular”) is dated March 6, 2018, and is furnished to holders of our common shares (“Shareholders”) in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 6, 2018, the record date set for the Meeting, you owned TransAlta common shares.  As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy.  If you are unable to attend the Meeting, you can listen to the webcast on our website at www.transalta.com/investors/events-and-presentations.

To encourage your vote, you may be contacted by TransAlta directors, officers or employees by telephone, email, facsimile or in person, or by our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (“Kingsdale”). In connection with proxy solicitation services, Kingsdale is expected to receive an estimated fee of approximately $30,000 for services provided, plus the aggregate amount of the per call fees payable in connection with calls with retail holders of common shares.

If you have any questions or require more information about voting your TransAlta common shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Unless stated otherwise, the information in this Proxy Circular is as of March 6, 2018, and all dollar amounts are expressed in Canadian dollars.

TransAlta Corporation 2018 Management Proxy Circular  |  7

ABOUT OUR SHAREHOLDER MEETING

Who can Vote at the Meeting	To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding shares entitled to be voted at the Meeting.

If you held common shares at the close of business on March 6, 2018 (the “Record Date”), you are entitled to attend the Meeting or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 6, 2018, there were 287,903,467 common shares outstanding.  Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

As of the close of business on March 6, 2018, we also had 10,175,380 Series A preferred shares, 1,824,620 Series B preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares and 6,600,000 Series G preferred shares issued and outstanding. Our preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.H, and TA.PR.J respectively, on the TSX. The holders of our preferred shares do not have voting rights at this Meeting.

Principal Shareholders

To the knowledge of our directors and officers, the following sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10% or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned	Percentage of Outstanding Voting Securities Owned
RBC Global Asset Management Inc.	Direct / Indirect	31,829,959 Common Shares(1)	11.06%

(1)                        Information as at December 31, 2017, based on Schedule 13G/A filed by RBC Global Asset Management Inc. on February 13, 2018.

Notice and Access

TransAlta is using the “notice and access” system (“Notice-and-Access”) adopted by the Canadian Securities Administrators (“CSA”) for the delivery of the Proxy Circular and the Company’s annual report in respect of the 2017 fiscal year, which includes the Company’s audited consolidated financial statements and the related management’s discussion and analysis for the fiscal year ended December 31, 2017 (collectively, the “Meeting Materials”).

Under the Notice-and-Access system, the notice of Meeting and form of proxy (or voting instruction form, as applicable) will be mailed on or before March 21, 2018 to all registered Shareholders as of the Record Date. The notice of meeting provides instructions regarding the website availability of the Meeting Materials. Shareholders have the ability to immediately access the Meeting Materials at www.meetingdocuments.com/ASTca/ta and such Meeting Materials will also be available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Instructions on how to request a paper copy can be found in the Notice. The principal benefit of the Notice-and-Access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities. TransAlta has obtained an exemption order from Corporations Canada allowing us to use Notice-and-Access rather than mailing the Proxy Circular to Shareholders.

You will find additional information regarding our business in our annual information form as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2017. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

8  |  TransAlta Corporation 2018 Management Proxy Circular

If you prefer to receive a paper copy of our documents, free of charge, you may request them from:

AST Trust Company (Canada)
Phone: 1-888-433-6443

Email: fulfilment@astfinancial.com

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders.  In 2017, our Board approved a Shareholder Engagement Policy intended to encourage and facilitate Shareholders expressing their views on governance and other matters directly to the Board.  Our Board also encourages Shareholder participation at our annual shareholder meetings. At the Meeting, the Chair of the Board as well as our CEO will be available to respond to Shareholder questions. In between shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below. A copy of the Shareholder Engagement Policy can be found at our website.

Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address, noting that it is to be directed to the Board:

Chief Legal and Compliance Officer and Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit and Risk Committee (“ARC”), has established several options for employees, contractors, Shareholders, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The ARC may be contacted by:

•                  Webpage (internet portal) at http://transalta.ethicspoint.com; or

•                  A confidential, anonymous voice mail on TransAlta Ethics Help-Line at 1-855-374-3801 (U.S./Canada) and 1-800-339276 (Australia); or

•                  Mail addressed to:

Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the ARC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1

Shareholder Proposals

The final date by which the Company must receive Shareholder proposals for the annual meeting of Shareholders of TransAlta to be held in 2019 is December 9, 2018.  All proposals shall be sent by registered mail to:

TransAlta Corporation
Attention: Chief Legal and Compliance Officer and Corporate Secretary
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

TransAlta Corporation 2018 Management Proxy Circular  |  9

HOW TO VOTE

REGISTERED SHAREHOLDER

You are a registered Shareholder if you hold your common shares of TransAlta in your name and you have a share certificate. As a registered Shareholder, you may:

Option 1. Attend the Meeting and vote in Person

If you wish to attend the Meeting and vote in person, do not complete or return the form of proxy (the “Proxy”). Upon your arrival at the Meeting, please register with our registrar and transfer agent, AST Trust Company (Canada).

You are welcome to attend the Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting, unless you revoke your Proxy.  Please refer to the “Changing Your Vote” section of the Proxy Circular.

Option 2. Appoint a Proxyholder

By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder.  This person does not need to be a Shareholder of TransAlta or the TransAlta representative named in the Proxy.  To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business.  Your proxyholder must vote your shares in accordance with your instructions at the Meeting.  If your proxyholder does not attend the Meeting, your shares will not be voted.  Your proxyholder will be required to register with our registrar and transfer agent, AST Trust Company (Canada), upon arrival at the Meeting.

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, Gordon D. Giffin, Chair of the Board, and Dawn L. Farrell, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint Gordon D. Giffin and Dawn L. Farrell as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•                  FOR electing each nominated director;

•                  FOR re-appointing the auditors;

•                  FOR the special resolution approving the stated capital reduction; and

•                  FOR the non-binding advisory vote on our approach to executive compensation.

Option 3. Vote by Proxy

If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail

•                  complete, date and sign the Proxy in accordance with the instructions included on the Proxy; and

•                  return the completed Proxy in the envelope provided to AST Trust Company (Canada), Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

By Telephone

•                  call 1-888-489-7352 from a touch-tone phone and follow the voice instructions;

•                  refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner; and

•                  convey your voting instructions by use of touch-tone selections over the telephone.

By Internet

•                  access the website www.astvotemyproxy.com and follow the instructions;

•                  refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and

•                  convey your voting instructions electronically over the internet.

10  |  TransAlta Corporation 2018 Management Proxy Circular

Please note that your voting instructions must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment or postponement of the Meeting.  The time limit for the deposit of Proxies may be waived by the Chair of the Meeting at his or her discretion without notice.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before 10:00 a.m. (Calgary time) on April 18, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•                  submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to AST Trust Company (Canada), Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or

•                  voting again by telephone or internet.

You can revoke a vote you made by Proxy by voting in person at the Meeting, provided you:

•                  submit by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to AST Trust Company (Canada), Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.  Your notice of revocation must be received before the close of business (Calgary time) on April 18, 2018, or in the case of any adjournment or postponement, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•                  give a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment or postponement thereof.

BENEFICIAL SHAREHOLDER

You are a beneficial Shareholder if your shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”).  As the beneficial Shareholder, you may:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the Proxy (or voting instruction form) provided by your Intermediary.

Option 2. Vote in person

If you wish to vote in person at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the Proxy (or voting instruction form).  Do not complete the voting section on the Proxy (or voting instruction form) as your vote will be taken at the Meeting and return the Proxy (or voting instruction form) to your Intermediary in the envelope provided.

Please note that if you are a U.S. beneficial Shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your Proxy (or voting instruction form) to obtain a legal proxy.  Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, AST Trust Company (Canada), prior to the proxy deposit date in order to vote your shares in person.

Option 3. Vote by telephone or the internet

If you wish to vote by telephone or the internet, follow the instructions for telephone and internet voting on the request for voting instructions form. TransAlta may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their shares over the telephone. Alternatively, Kingsdale may contact such beneficial Shareholders to assist them with conveniently voting their shares directly over the phone.

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow.

Questions? Contact our registrar and transfer agent AST Trust Company (Canada) 1-800-387-0825 www.astfinancial.com/ca-en

TransAlta Corporation 2018 Management Proxy Circular  |  11

BUSINESS OF THE MEETING

There are five items of business:

1.             ELECTION OF DIRECTORS

TransAlta’s Articles of Amalgamation allow the Company to have not less than three and not more than 19 directors.  Our Board considers annually the number of directors required in order to provide for effective decision making, staffing of Board committees and to address succession planning requirements.

Ten directors have been nominated and are standing for election to the Board. All nominees are currently directors of the Company and each nominee has indicated his or her willingness to serve as a director.  Each director elected will serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is included on page 26 of this Proxy Circular.

Our Policy on Majority Voting

The Company’s majority voting policy provides that, in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  If for any reason the Board does not accept the resignation, it will promptly disclose its decision, including the reason for not accepting the resignation, in a press release and will also inform the TSX.  See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Nominees

By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at ten. The ten directors being nominated for election in 2018 are listed below. We would like to acknowledge the contribution and service to the Company and to the Board of Mr. Tom Jenkins, who has decided not to stand for re-election at the Meeting. Mr. Jenkins has served as a director since 2014 and served as the Chair of the Governance, Safety and Sustainability Committee (“GSSC”).  The Honourable Rona H. Ambrose was appointed by the Board effective July 13, 2017 and Mr. Bryan D. Pinney is a new director nominee for 2018.

(i) Rona H. Ambrose	(vi) Gordon D. Giffin
(ii) John P. Dielwart	(vii) Yakout Mansour
(iii) Timothy W. Faithfull	(viii) Georgia R. Nelson
(iv) Dawn L. Farrell	(ix) Beverlee F. Park
(v) Alan J. Fohrer	(x) Bryan D. Pinney

The biographies of our ten nominees for election to the Board are listed in the following section. Each director has agreed to serve as a director if elected.

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RONA H. AMBROSE(1)

Age: 48

Alberta, Canada

Director Since: 2017

Independent

Areas of Expertise

-     Communications

-     Environment /
Climate Change

-     Government /
Public Administration

-     Human Resources /
Executive Compensation

-     Regulatory & Compliance

-     Strategy and Development

Corporate Director.  The Honourable Rona Ambrose is a national leader, former Leader of Canada’s Official Opposition in the House of Commons and former leader of the Conservative Party of Canada.  As a key member of the federal cabinet for a decade, Ms. Ambrose solved problems as a minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board for several years and Chair of the cabinet committee for public safety, justice and aboriginal issues. As the former environment minister responsible for the greenhouse gas regulatory regime in place across several industrial sectors, she understands the challenges facing the fossil fuel industry.

Ms. Ambrose was personally responsible for the development of several federal policies, ranging from industrial strategies in military procurement to health innovation to improvements to sexual assault laws.

Ms. Ambrose is a passionate advocate for women in Canada and around the world and led the global movement to create the “International Day of the Girl” at the United Nations. She was also responsible for ensuring that aboriginal women in Canada were finally granted equal matrimonial rights. She successfully fought for the creation of a Canadian refugee program to bring Yazidi women and girls who have been sexually enslaved by ISIS to safety in Canada.

Ms. Ambrose also serves on the advisory board of the Canadian Global Affairs Institute. Ms. Ambrose is also a director of Manulife Financial Corporation.  Rona has a BA from the University of Victoria and a MA from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Ms. Ambrose has an extensive track record of strong leadership acquired through a wide range of experience at the most senior levels of the Canadian government.  Ms. Ambrose’s extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose will strengthen our Board and the Company.  Accordingly, the Board is recommending that shareholders vote FOR Ms. Ambrose’s election to the Board.

Board/Committee Membership(2)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	5 of 5	100%
Audit & Risk Committee	2 of 2	100%	100%	$74,783
Human Resources Committee	2 of 2	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	1,844	2,706	4,550	$34,443	On track

Other Public Board Directorships and Committee Memberships
Company	Committee
Manulife Financial Corporation	Management Resources, Compensation and Risk

Public Board Interlocks
Company	Director	Interlocking Committee
Manulife Financial Corporation	P. Thomas Jenkins	Risk Committee

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

TransAlta Corporation 2018 Management Proxy Circular  |  13

JOHN P. DIELWART(1)

Age: 65

Alberta, Canada

Director Since: 2014

Independent

Areas of Expertise

-     Communications

-     Engineering and Technical

-     Financial Services /
Investment Banking

-     Environment /
Climate Change

-     Oil and Gas

-     Regulatory / Compliance

-     Strategy and Development

-     Mergers and Acquisitions

Corporate Director.  Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd., which owns and operates oil and gas properties in Western Canada.  He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a market capitalization of approximately $10 billion.

After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. (“ARC Financial”) as Vice-Chairman.  ARC Financial is Canada’s leading energy-focused private equity manager. Mr. Dielwart provides leadership support for the executive team in the areas of internal governance and investment decision-making. With his extensive background in creating, building and leading one of Canada’s most successful oil and gas companies, mentorship of ARC Financial employees as well as management of ARC Financial’s investee companies is a primary responsibility. He is a member of ARC Financial’s Investment and Strategy committees, and currently represents ARC Financial on the board of Modern Resources Ltd. and Aspenleaf Energy Limited.

Prior to joining ARC Financial in 1994, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).  In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame.  Mr. Dielwart is also the Co-Chair of the Sheldon Kennedy Child Advocacy Centre.

The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets.  Accordingly, the Board is recommending that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	10 of 11	91%
Audit & Risk Committee	5 of 5	100%	100%	$160,000
Governance, Safety and Sustainability Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	0	75,001	75,001	$567,758
2016	0	52,136	52,136	$383,200	Meets
2015	0	26,098	26,098	$121,356

Other Public Board Directorships and Committee Memberships
Company	Committee
ARC Resources Ltd.	Health, Safety and Environment (Chair); Reserves
Denbury Resources Inc.	Chair of the Board; Reserves & Health, Safety and Environmental

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,657,429	97.71%	2,779,026	2.29%

14  |  TransAlta Corporation 2018 Management Proxy Circular

TIMOTHY W. FAITHFULL

Age: 73

London, UK

Director Since: 2003

Independent

Areas of Expertise

-     Electric Energy / Utility

-     Economics & Business

-     Environment /
Climate Change

-     Human Resources

-     International Operations

-     Mining

-     Oil and Gas

-     Risk Management / Insurance

-     Strategy and Development

-     Trading/Marketing

Corporate Director.  Mr. Faithfull is a 36 year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and Chief Executive Officer of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, which at the time was the first fully integrated oil sands mining and upgrading venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and Chief Executive Officer of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s largest refinery, and its oil products trading business in Asia Pacific.

In the United Kingdom, he is a senior independent director and member of the Risk and Audit Committee of ICE Futures Europe (“IFEU”), a leading global electronic exchange for energy, commodities, and financial futures.  He is a member of the Oversight Committee of the ICE Brent Index, used in settlement of Brent Crude oil futures contracts, for which IFEU is the regulated benchmark administrator.  He is a past director of Enerflex Systems Income Fund, Canadian Pacific Railway, AMEC plc, and Shell Pension Trust Limited.

In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre. In the United Kingdom, he is Chairman of the trustees of Starehe UK, which supports schools for disadvantaged children in Nairobi, Kenya, and a trustee of Canada UK Colloquium, all non-public entities.  He serves on the Committee to Review Donations to the University of Oxford.

Mr. Faithfull holds a Master of Arts (Philosophy, Politics and Economics) from the University of Oxford, U.K.  He is a Distinguished Friend of the University of Oxford and of the London Business School.

Mr. Faithfull brings to the Company and the Board many years of experience in leadership and, in particular, knowledge of large project development and commodity risk management.  He has established himself as a diligent and responsible steward for the Company and, accordingly, the Board recommends that Shareholders vote FOR Mr. Faithfull’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	11 of 11	100%
Audit & Risk Committee	5 of 5	100%	100%	$224,198(5)
Governance, Safety and Sustainability Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	64,119	74,289	138,408	$1,047,749
2016	50,194	72,758	122,952	$903,697	Meets
2015	21,643	68,821	90,464	$420,658

Other Public Board Directorships and Committee Memberships
Company	Committee
Canadian Natural Resources Limited	Audit; Health, Safety, Asset Integrity and Environment

Public Board Interlocks
Company	Director	Interlocking Committee
Canadian Natural Resources Limited	Gordon Giffin	Audit

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,789,723	97.82%	2,646,732	2.18%

TransAlta Corporation 2018 Management Proxy Circular  |  15

DAWN L. FARRELL(1)

Age: 58

Alberta, Canada

Director Since: 2012

Non-Independent

Areas of Expertise

-     Communications

-     Construction

-     Economics & Business

-     Electric Energy / Utility

-     Environment / Climate Change

-     International Operations

-     Mergers & Acquisitions

-     Mining / Forestry

-     Strategy and Development

-     Trading / Marketing

President and Chief Executive Officer of TransAlta Corporation.  Mrs. Farrell became President and Chief Executive Officer of TransAlta Corporation on January 2, 2012.  Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 30 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Chemours Company, a NYSE-listed chemical company, The Conference Board of Canada and the Business Council of Canada. She is a member of the Trilateral Commission and The Canada-U.S. Council for Advancement of Women Entrepreneurs and Business Leaders.

Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Master’s degree in Economics from the University of Calgary.  She has also attended the Advanced Management Program at Harvard University.

As the President and Chief Executive Officer of the Company, Mrs. Farrell has responsibility for the overall stewardship of TransAlta, including providing strategic leadership to the Company. She has proven herself to be a strong leader that is capable of transforming TransAlta into Canada’s leading clean energy company.  Accordingly, the Board recommends that Shareholders vote FOR Mrs. Farrell’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	11 of 11	100%	100%	N/A

Securities Held as at December 31 of respective year
Year	Common Shares(6)	Share Units(7)	Total	Market Value(3)	Share Ownership Requirement(8)
2017	135,264	647,739	783,003	$5,927,335
2016	135,262	505,764	641,026	$4,711,535	Meets
2015	134,100	321,044	455,144	$2,116,420

Other Public Board Directorships and Committee Memberships
Company	Committee
The Chemours Company	Compensation; Nominating & Governance

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,761,470	97.80%	2,674,985	2.20%

16  |  TransAlta Corporation 2018 Management Proxy Circular

ALAN J. FOHRER

Age: 67

California, U.S.A.

Director Since: 2013

Independent

Areas of Expertise

-     Accounting, Finance & Tax

-     Economics / Business

-     Electric Energy / Utility

-     Engineering & Technical

-     Environment /
Climate Change

-     International Operations

-     Regulatory & Compliance

-     Strategy and Development

Corporate Director. Mr. Fohrer was Chairman and Chief Executive Officer of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) and one of the largest electric utilities in the United States. He was elected Chief Executive Officer in 2002 and Chairman in 2007.  In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of the international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President, Treasurer and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly held energy holding company, Blue Shield of California, a non-profit health insurance provider, and Synagro, a private waste management company

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc. and MWH, Inc.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Centre Foundation.

Mr. Fohrer holds a Master of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective.  He has also provided effective leadership in his role as the Chair of the Audit and Risk Committee.  Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	9 of 11	82%	100%	$246,829(5)
Audit & Risk Committee	5 of 5	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	6,398	64,625	71,023	$537,644
2016	6,398	49,512	55,910	$410,939	Meets
2015	6,398	31,722	38,120	$177,260

Other Public Board Directorships and Committee Memberships
Company	Committee
PNM Resources, Inc.	Audit and Ethics; Chair of Compensation and Human Resources

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,877,413	97.89%	2,559,042	2.11%

TransAlta Corporation 2018 Management Proxy Circular  |  17

AMBASSADOR GORDON D. GIFFIN(9)

Age: 68

Georgia, U.S.A.

Director Since: 2002

Board Chair Since: 2011

Independent

Areas of Expertise

-     Electric Energy / Utility

-     Environment / Climate Change

-     International Operations

-     Government / Public
Administration

-     Legal

-     Regulatory & Compliance

-     Oil & Gas

-     Strategy and Development

Lawyer and Senior Partner, Dentons (law firm).  Ambassador Giffin is Senior Partner of the law firm of Dentons (formerly McKenna Long & Aldridge LLP), where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions related to trade, energy and public policy.  He has been engaged in the practice of law or government service for more than 40 years.  He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Ambassador Giffin has spent three decades as an attorney in the energy industry as an advisor, trying multiple energy regulatory cases before state and federal tribunals and courts, and handling transactions including mergers and acquisitions.  During a decade in public service, he was a senior attorney and advisor in the United States Senate where, among other matters, he worked on major energy public policy initiatives.  During his four years as United States Ambassador to Canada, his responsibilities included the entire array of policy matters in the Canada-U.S. context including energy policy.  He has substantial experience in dealing with issues at the intersection of industry and public policy.

Since leaving public office, he resumed his continental law practice and remains actively engaged in public policy initiatives and international affairs through membership in the Council on Foreign Relations and the Trilateral Commission.

Ambassador Giffin holds a Bachelor of Arts from Duke University (Durham, NC) and a Juris Doctorate from Emory University School of Law (Atlanta, GA).

Ambassador Giffin brings to the Company and the Board experience in law, regulatory and governmental affairs. As Chair of the Board, Ambassador Giffin has led the Board and the Company through challenging regulatory environments and, in doing so, has demonstrated a tireless commitment and steadfast loyalty to the Company and its stakeholders.  Accordingly, the Board recommends that Shareholders vote FOR Ambassador Giffin’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	11 of 11	100%	100%	$436,134(5)

Securities Held as at December 31 of respective year
Year	Common Shares(10)	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	119,917	23,311	143,228	$1,084,236
2016	87,141	22,830	109,971	$808,287	Meets
2015	53,753	21,594	75,347	$350,364

Other Public Board Directorships and Committee Memberships
Company	Committee
Canadian National Railway Company	Donations and Sponsorship; Human Resources and Compensation (Chair); Investment Committee of CN’s Pension Trust Funds; Strategic Planning
Canadian Natural Resources Limited	Lead Director; Audit; Nominating and Corporate Governance (Chair)

Public Board Interlocks
Company	Director	Interlocking Committee
Canadian Natural Resources Limited	Timothy Faithfull	Audit

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,995,546	97.17%	3,440,909	2.83%

18  |  TransAlta Corporation 2018 Management Proxy Circular

YAKOUT MANSOUR

Age: 70

California, U.S.A.

Director Since: 2011

Independent

Areas of Expertise

-     Electric Energy / Utility

-     Engineering & Technical

-     Environment / Climate Change

-     Risk Management / Insurance

-     Regulatory and Compliance

-     Strategy and Development

-     Technology / Research /
Telecommunications

-     Trading

Corporate Director.  Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and Chief Executive Officer of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour’s leadership, the California market structure was completely redesigned, and CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid.

A Professional Engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of Power Engineering and received several distinguished awards for his contributions to the industry.

In 2009, Mr. Mansour was named to the U.S. Department of Energy Electricity Advisory Committee as a vice chair.  He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

Mr. Mansour holds a Bachelor of Science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a Master of Science from the University of Calgary (Calgary, AB).

Mr. Mansour brings to the Company and the Board decades of experience in generation, transmission and energy competitive markets in both a regulated and deregulated market environment. His technical and operational expertise provides an important diversity of thought and perspective to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Mansour’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	11 of 11	100%	100%	$216,444(5)
Audit and Risk Committee	5 of 5	100%
Governance, Safety and Sustainability Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	5,231	69,953	75,184	$569,143
2016	5,231	54,730	59,961	$440,713	Meets
2015	5,231	36,494	41,725	$194,022

Other Public Board Directorships and Committee Memberships
None

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,794,450	97.82%	2,642,005	2.18%

TransAlta Corporation 2018 Management Proxy Circular  |  19

GEORGIA R. NELSON

Age: 68

Illinois, U.S.A.

Director Since: 2014

Independent

Areas of Expertise

-      Construction

-      Electric Energy/Utility

-      Engineering & Technical

-      Environment / Climate Change

-      Human Resources

-      International Operations

-      Mergers and Acquisitions

-      Regulatory and Compliance

-      Strategy and Development

-     Trading/Marketing

President and Chief Executive Officer of PTI Resources, LLC.  Mrs. Nelson is President and Chief Executive Officer of PTI Resources, LLC, an independent consulting firm established in 2005.  Mrs. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy (EME), from 1999 to her retirement in 2005 and General Manager of EME Americas from 2002 to 2005. Her business responsibilities included management of regulated and unregulated power operations and a large energy trading subsidiary as well as the construction and operation of power generation projects in the United States, Puerto Rico, the United Kingdom, Turkey, Thailand, Indonesia, Australia and Italy. Mrs. Nelson has extensive experience in international business negotiations, environmental policy matters and human resources.

Mrs. Nelson is currently a director of Cummins Inc., Ball Corporation, and Sims Metal Management Ltd.  She is also a director of CH2MHILL Corporation, a privately held company.  Mrs. Nelson is a past director of Nicor, Inc.

Mrs. Nelson was a member of the Executive Committee of the National Coal Council from 2000-2015 and served as Chair from 2006-2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University. Mrs. Nelson was named to the 2012 National Association of Corporate Directors (“NACO”) Directorship 100. She is an NACO Board Fellow.

At TransAlta, Mrs. Nelson is the Chair of the Human Resources Committee of the Board.

Mrs. Nelson holds a Bachelor of Science from Pepperdine University and a Master of Business Administration from the University of Southern California.

Mrs. Nelson brings to the Company and the Board specialized knowledge in the energy and mining industries as well as human resources management.  As Chair of the Human Resources Committee of the Board, Mrs. Nelson leads the Committee in effective decision-making and a deliberate discharge of duties. Accordingly, the Board recommends that Shareholders vote FOR Mrs. Nelson’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	11 of 11	100%	100%	$246,734 (5)
Human Resources Committee	6 of 6	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	0	61,997	61,997	$469,317
2016	0	46,938	46,938	$344,994	On track
2015	0	29,287	29,287	$136,185

Other Public Board Directorships and Committee Memberships
Company	Committee
Ball Corporation	Human Resources; Nominating / Corporate Governance
Cummins, Inc.	Audit; Compensation, Governance and Nominating
Sims Metal Management Ltd.	Safety, Health, Environment & Community; Remuneration

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
106,023,523	87.31%	15,412,932	12.69%

20  |  TransAlta Corporation 2018 Management Proxy Circular

BEVERLEE F. PARK(1)

Age: 56

British Columbia, Canada

Director Since: 2015

Independent

Areas of Expertise

-     Accounting, Finance & Tax

-     Electric Energy / Utility

-     Environment / Climate Change

-     Human Resources

-     Mergers and Acquisitions

-     Mining/Forestry

-     Risk Management/
Insurance

-     Regulatory and Compliance

-     Strategy and Development

Corporate Director.  Ms. has executive and board experience in a range of industries, including forest products, shipping, mining, transportation, real estate, and electricity transmission.  Ms. Park spent seventeen years of her career with TimberWest Forest Corp. where she was most recently Chief Operations Officer until her retirement in 2013.  Over that time, she also held the roles of Interim Chief Executive Officer, President of the real estate division (Couverdon Real Estate) and Executive Vice President and Chief Financial Officer.

Having provided strong leadership in publicly-traded, private and Crown corporations, Ms. Park has a breadth of experience in an array of operating environments and domestic and offshore markets with specific experience leading shareholder value creation, long term strategic repositioning, operational excellence, risk management, regulatory issues, restructuring and acquisitions and divestitures.

Ms. Park is currently a director of Teekay LNG Partners, a NYSE listed public company, where she chairs the Audit Committee.  Teekay LNG Partners is one the world’s largest independent owners of LNG and LPG carriers.  She is also a director of SSR Mining Inc. (TSX/NASDAQ listed), a public mining company, focused on the operation, development, exploration and acquisition of precious metals projects in North and South America.  Ms. Park is a member of the Board of Governors at the University of British Columbia.  In addition, she is a director of InTransit BC, a privately held light rapid transit company where she chairs the Audit Committee.  Ms. Park was previously a director of the BC Transmission Corporation, where she chaired the Audit Committee.

Ms. Park holds a Bachelor of Commerce with distinction from McGill University (Montreal, QB), a Master of Business Administration from the Simon Fraser University Executive program and is also a Fellow of the Chartered Professional Accountants (FCPA) and Fellow of the Institute of Chartered Accountants (FCA) of British Columbia.

Ms. Park brings to the Company and to the Board over 30 years of experience in finance and accounting as well as senior leadership experience in organizational change. Ms. Park’s extensive experience delivering shareholder value together with her strong financial expertise has made her a valuable contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mrs. Park’s re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Board of Directors	11 of 11	100%	100%	$167,500
Audit & Risk Committee	5 of 5	100%
Human Resources Committee	6 of 6	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
2017	18,739	44,602	63,341	$479,491
2016	18,739	22,348	41,087	$301,989	On track
2015	9,293	9,530	18,823	$87,529

Other Public Board Directorships and Committee Memberships
Company	Committee
SSR Mining Inc.	Audit; Safety and Sustainability; Compensation
Teekay LNG Partners	Audit (Chair); Governance; Conflicts (Chair)

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
106,378,987	87.60%	15,057,468	12.40%

TransAlta Corporation 2018 Management Proxy Circular  |  21

BRYAN D. PINNEY(1)

New Nominee to the Board

Age: 65

Alberta, Canada

Independent

Areas of Expertise

-     Construction

-     Economics / Business

-     Financial Services/Investment Banking

-     Human Resources/Executive Compensation

-     Mergers and Acquisitions

-     Mining/Forestry

-     Oil and Gas

-     Strategy and Development

-     Accounting, Finance and Tax

-     Risk Management

Corporate Director. Bryan Pinney is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services to a range of clients.

Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015.

Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney is currently the lead director for North American Energy Partners Inc.  He is also a director on a Hong Kong listed oil and gas company, Persta Resources Inc.  Mr. Pinney is also the recent (or immediate past chair) of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is also a director on one private company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Mr. Pinney’s extensive leadership accomplishments, financial expertise and broad range of experience will make Mr. Pinney an excellent addition to the Board that is expected to have a positive and lasting impact on the Company. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2017
Mr. Pinney is a new nominee to the Board				N/A

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(3)	Share Ownership Requirement(4)
N/A		Mr. Pinney is a new nominee to the Board

Other Public Board Directorships and Committee Memberships
Company	Committee/Directorship
North American Energy Partners Inc.	Lead Director; Audit Committee (Chair); Human Resources and Compensation
Persta Resources Inc.	Audit Committee (Chair); Human Resources and Compensation

Public Board Interlocks
None

Prior Year’s Voting Results: Voting Results of 2017 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

22  |  TransAlta Corporation 2018 Management Proxy Circular

Notes:

(1)          The following nominee directors are Canadian residents:  Rona Ambrose, John P. Dielwart, Dawn L. Farrell, Beverlee F. Park and Bryan D. Pinney.

(2)          Mrs. Ambrose was appointed to the Board on July 13, 2017. On October 30, 2017, she was appointed to the Audit and Risk Committee and the Human Resources Committee.

(3)          The 2015 market value is based on the weighted average closing share price of our Common Shares on the TSX for the 20 trading days prior to and including December 31, 2015 of $4.65; and the 2016 market value is based on the weighted average closing share price of our Common Shares on the TSX for the 20 trading days prior to and including December 31, 2016 of $7.35; and the 2017 market value is based on the weighted average closing share price of our Common Shares on the TSX for the 20 trading days prior to and including December 31, 2017 of $7.57.

(4)          The five-year minimum shareholding requirement for independent directors is three times the retainer for directors ($480,000) and the Chair of the Board ($990,000).  See “Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.

(5)          The compensation payable to Mr. Faithfull, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Mrs. Nelson is converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter.   The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(6)          As at December 31, 2017, Mrs. Farrell also owned 15,000 common shares of TransAlta Renewables Inc., a public subsidiary of the Company.

(7)          Mrs. Farrell’s Share Units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis – Our Variable Compensation Program”).  As at December 31, 2017, she held 245,827 RSUs and 401,912 ODSUs.  In addition, as at December 31, 2017, Mrs. Farrell held 506,981 Performance Share Units (“PSU”) and 666,461 options to acquire common shares.  See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(8)          Mrs. Farrell is subject to the requirements of the executive share ownership policy, requiring that she own and hold five times her base salary, which she has met.  See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(9)          Ambassador Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009.  In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada.  On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada.  On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code.  On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(10)    As at December 31, 2017, Ambassador Giffin also owned 7,500 common shares of TransAlta Renewables Inc., a public subsidiary of the Company.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of these nominees as directors.

Board Committees and Membership in 2017

Committees [Number of Members]
	Audit and Risk (“ARC”) [6]	GSSC [4]	Human Resources (“HRC”) [4]
Independent Directors
Rona H. Ambrose(1)	Ö		Ö
John P. Dielwart	Ö	Ö
Timothy W. Faithfull	Ö	Ö
Alan J. Fohrer	Chair
Gordon D. Giffin (Board Chair)(2)
P. Thomas Jenkins		Chair	Ö
Yakout Mansour	Ö	Ö
Georgia R. Nelson			Chair
Beverlee F. Park ▓	Ö		Ö
Management Director – Not Independent
Dawn L. Farrell(3)

Ö - Member
▓ - Designated Audit Committee Financial Expert

Notes:

(1)          Ms. Ambrose was appointed to the Board on July 13, 2017.

(2)          Ambassador Giffin is the Chair of the Board and attends committee meetings, but is not a member of any committee.

(3)          Mrs. Farrell is the CEO of TransAlta and as such is not a member of any committee.

TransAlta Corporation 2018 Management Proxy Circular | 23

Director Meeting Attendance in 2017

Directors are expected to attend all regularly scheduled meetings of the Board and its committees.  Aggregate attendance for our directors in 2017 is 98%.  The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

	Board Meetings		Committee Meetings
Name	Regular (5 Meetings)	Special (6) Meetings	ARC (5 Meetings)	GSSC (4 Meetings)	HRC (6 Meetings)	Total Attendance
Ambrose(1)	3 of 3	2 of 2	2 of 2		2 of 2	9 of 9 (100%)
Dielwart	5 of 5	5 of 6	5 of 5	4 of 4	-	19 of 20 (95%)
Faithfull	5 of 5	6 of 6	5 of 5	4 of 4	-	20 of 20 (100%)
Farrell(2)	5 of 5	6 of 6	-	-	-	11 of 11 (100%)
Fohrer	5 of 5	4 of 6	5 of 5	-	-	14 of 16 (88%)
Giffin(3)	5 of 5	6 of 6	-	-	-	11 of 11 (100%)
Jenkins	5 of 5	6 of 6	-	4 of 4	5 of 6	20 of 21 (95%)
Mansour	5 of 5	6 of 6	5 of 5	4 of 4	-	20 of 20 (100%)
Nelson	5 of 5	6 of 6	-	-	6 of 6	17 of 17 (100%)
Park	5 of 5	6 of 6	5 of 5	-	6 of 6	22 of 22 (100%)
Total	48 of 48	53 of 56	27 of 27	16 of 16	19 of 20	163 of 167 (98%)

Notes:

(1)          Ms. Ambrose was appointed to the Board on July 13, 2017.  Ms. Ambrose was appointed to the ARC and HRC on October 30, 2017.

(2)          Mrs. Farrell is not a member of any standing committee of the Board; however, she attends committee meetings (excluding the in camera portion of the meeting).  As Mrs. Farrell is not a member of the committees, her attendance is not recorded.

(3)          Ambassador Giffin is not a member of any standing committee of the Board; however, as Chair of the Board, he attends committee meetings.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer.  The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Company’s Board.  We have no inter-locking relationships between compensation committee members and our President and Chief Executive Officer.

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin	Audit; Nominating, Governance and Risk (Chair)
	Timothy W. Faithfull	Audit; Health, Safety, Asset Integrity and Environment
Manulife Financial Corporation(1)	P. Thomas Jenkins	Audit; Risk
	Rona H. Ambrose	Management Resources and Compensation; Risk

Notes:

(1)          Mr. Jenkins will not be standing for re-election to the Board at the Meeting.

Board Tenure

In 2017, the Board resolved to amend the General Governance Guidelines to remove the term limits for Board members. The Board considered the application of term limits to be a rigid measure that fails to take into account the experience and contributions of tenured directors. In 2017, the Board also extended the mandatory retirement age from 72 to 75 for all non-management directors, subject to the discretion of the Board. These amendments were approved following advice from external legal counsel, which concluded that tenure limits were not commonly adopted among the Company’s peer group and that corporate governance organizations and proxy advisors do not consider term limits to be a corporate governance best practice. In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes an annual Board and Committee evaluation process.  The Board reviews annually the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience.  The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

24 | TransAlta Corporation 2018 Management Proxy Circular

This focus on regular Board renewal has resulted in an average tenure for our director nominees of six years.  In the past seven years, since Ambassador Giffin was first appointed Chair of the Board, the Company has welcomed six new directors to the Board.  These recent Board members were identified and selected based on criteria approved by the Board, including financial literacy (evidenced by Alan Fohrer, Beverlee Park and the recent nomination of Bryan Pinney), power sector expertise (evidenced by Alan Fohrer, Yakout Mansour and Georgia Nelson) and senior government and regulatory experience (evidenced by Rona Ambrose).

The tenure policies applicable to the Board were amended following the determination to extend Ambassador Giffin’s role as Chair of the Board.  The Board came to this conclusion based on, among other things, the numerous and valuable contributions that Ambassador Giffin provides the Board in his capacity as Chair, including:

•                  his unique ability to effectively lead the Board and the Company through the current regulatory uncertainty;

•                  his extensive knowledge of the Company’s business received as Chair of the Board; and

•                  his attendance at 100 percent of Board meetings since his appointment as Chair in 2011.

In conjunction with the determination to extend Ambassador’s Giffin’s role as Chair of the Board, the Board also assessed the appropriateness of the tenure policy generally and its specific impact on Mr. Faithfull.  Mr. Faithfull has served on the Board for greater than 15 years and had been subject to the Board’s maximum tenure of 15 years.  In connection with the Board’s determination to remove the maximum tenure of 15 years, the Board also affirmatively determined that extending Mr. Faithfull’s term as a Board member would be beneficial to the Board and the Company.  This determination was based in part on the recommendations of the GSSC, which identified the beneficial skill set that Mr. Faithfull brings to the Board, and particularly:

•                  his knowledge and expertise with large development projects;

•                  his extensive experience with the Company, including serving on the Board as the Company was initially adapting to the implementation of the deregulated Alberta electricity market over ten years ago, which experience has already provided the Board with valuable insights and perspectives to the current Alberta regulatory environment; and

•                  Mr. Faithfull’s attendance at 99 percent of Board and applicable committee meetings since 2011.

The GSSC had considered the tenure policy and its impact on Ambassador Giffin and Mr. Faithfull during an in camera discussion that Ambassador Giffin and Mr. Faithfull did not attend.

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past ten years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ambassador Giffin was a director of Abitibi from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Québec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

TransAlta Corporation 2018 Management Proxy Circular | 25

Skills Matrix

We maintain a skills matrix where directors indicate whether they have expertise and professional background in areas we think are essential for TransAlta.  The table below lists the areas of expertise for our director nominees.

Skill Experience and Expertise
Banking					√	√					2
Communications	√	√		√							3
Construction				√	√			√		√	4
Electric Energy / Utility			√	♦	♦	√	♦	♦	√		7
Environment / Climate Change	√	√	√	√	√	√	√	√	√		9
Financial Services / Investment Banking		√				√				♦	3
International Operations			♦	√	√	√		√			5
Mergers and Acquisitions		√		√	√	√		√	√	√	7
Mining / Forestry			√	√					♦	√	4
Oil & Gas		♦	♦			√				√	4
Regulatory / Compliance	♦	√			√	♦	√	√	√		7
Strategy and Development	√	√	√	√	√	√	√	√	√	√	10
Technology / Research / Telecommunication							√				1
Trading/Marketing			√	√	√		√	√			5
Professional Background
Accounting, Finance & Tax					√				♦	♦	3
Economics / Business			√	♦	√					√	4
Engineering & Technical		♦			♦		♦	♦			4
Government Affairs, Public Administration	♦				√	♦					3
Human Resources / Executive Compensation	√		√		√	√	√	√	√	√	8
Legal						♦					1
Risk Management / Insurance			√		√		√		√	√	5
Management Role
Active CEO				√							1
Recent CEO (last five years)											0
Recent CFO / Senior Executive (last five years)									√	√	2
Business Owner								√			1
Professional Role/Advisor					√	√	√			√	4

♦ Denotes an advanced degree of expertise that contributes to such director being recognized as an authority and expert in the specific area.
√  Denotes a high degree of expertise allowing such director to meaningfully exercise practical application in the specific area.

2.             FINANCIAL STATEMENTS

You will receive the Company’s 2017 audited consolidated financial statements, the auditors’ report and the related management’s discussion and analysis.  Copies will also be available at the Meeting.  In addition, the full text of the 2017 Annual Report in either English or French is available on our website at www.transalta.com/powering-investors/financial-and-annual reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.             APPOINTMENT OF AUDITORS

You will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders of the Company at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.

26 | TransAlta Corporation 2018 Management Proxy Circular

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2017 and December 31, 2016, Ernst & Young LLP and its affiliates were paid $2,799,884 and $3,083,142 respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2017	2016
Audit Fees	$2,708,884	$2,680,186
Audit-related fees	91,000	363,959
Tax fees	0	39,000
All other fees	0	0
Total	$2,799,884	$3,083,145

No other audit firms provided audit services in 2017 or 2016.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2017 include payments related to 2016 in the amount of $1,481,895 and total audit fees for 2016 include payments related to 2015 in the amount of $1,384,384.

Audit-Related Fees

The audit-related fees in 2017 and 2016 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting and miscellaneous accounting advice provided to the Company.

Tax Fees

Nil.

All Other Fees

Nil.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such permissible categories identified under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).  This policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

TransAlta Corporation 2018 Management Proxy Circular | 27

4.             REDUCTION OF STATED CAPITAL

At the meeting, as a matter of housekeeping, Shareholders will be asked to consider and, if deemed advisable, to approve by way of special resolution, a reduction of the stated capital account of our common shares to $2 billion dollars. If approved, the stated capital reduction will be effective as of April 20, 2018. A corporation is required to maintain a stated capital account for each class of shares that it issues and to add to that account the full amount of consideration that it receives for the shares that it has issued. In addition, a corporation is restricted from declaring and paying dividends on its shares and repurchasing its shares unless it can meet certain financial tests, including that there are reasonable grounds for believing that, after giving effect to the payment of the dividend or repurchase of shares, the realizable value of the corporation’s assets would be more than the aggregate of its liabilities and stated capital. The reduction in stated capital will not result in any change to shareholders’ equity as presented in the Company’s financial statements and therefore will not affect our book value. The reduction of stated capital will also have no impact on the day-to-day operations of the Company and will not, on its own, alter the financial condition of the Company.

The Board of Directors believes that the reduction of stated capital will benefit the Company on a go-forward basis by providing more flexibility in managing our capital structure, including our ability to pay dividends and repurchase our common shares.

Canadian Federal Income Tax Consequences

THE FOLLOWING IS A SUMMARY OF CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE REDUCTION OF STATED CAPITAL OF THE COMMON SHARES. IT IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE NOR SHOULD IT BE CONSTRUED TO CONSTITUTE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES THE REDUCTION OF STATED CAPITAL, TAKING INTO ACCOUNT THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY APPLICABLE FOREIGN, PROVINCIAL OR TERRITORIAL LEGISLATION.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date here. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or any changes in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The proposed reduction of the stated capital of the common shares will not result in any immediate Canadian income tax consequences to the holders of common shares. Since no amount will be paid by the Company on the reduction, none of the holders of common shares will be deemed to have received a dividend and there will not be any reduction in the adjusted cost base of the common shares to the holders as a result of the reduction of stated capital. The reduction of the stated capital will reduce the “paid-up capital” (“PUC”) of the common shares for purposes of the Tax Act by an amount equal to the reduction of stated capital. The reduction in PUC of the common shares may have future Canadian federal income tax consequences to a holder of common shares, including, but not limited to, if the Company repurchases any common shares, on a distribution of assets by the Company or if the Company is wound-up.

28 | TransAlta Corporation 2018 Management Proxy Circular

United States Federal Income Tax Consequences

The reduction of stated capital should not constitute a taxable event for our Shareholders. As a result, Shareholders generally should not recognize gain or loss upon the reduction of stated capital. Each Shareholder’s tax basis in its common shares should remain unchanged, and each Shareholder’s holding period in its common shares should include the holding period in the common shares held by such shareholder prior to the reduction of stated capital.

Pursuant to the provisions of the Canada Business Corporations Act, the special resolution must be approved by not less than two-thirds of the votes cast by the holders of our common shares at the Meeting, in person or by proxy, on the special resolution.  Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve a special resolution, with or without variation, as follows:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1)             the stated capital account of the common shares of TransAlta Corporation (the “Company”) be reduced to $2 billion dollars, all as more particularly described in the Company’s Management Proxy Circular dated March 6, 2018;

2)             any one director or officer of the Company be and is hereby authorized and empowered on behalf of the Company to do and perform all such acts and things and to execute and deliver or cause to be executed and delivered for, in the name of and on behalf of the Company (whether under corporate seal or otherwise), all such deeds, documents or other instruments as in his opinion may be necessary and desirable in order to perform the terms of this resolution; and

3)             notwithstanding that this resolution has been passed by the shareholders of the Company, the directors of the Company are hereby authorized to and empowered to revoke this resolution, without any further approval of the Company’s shareholders, at any time if such revocation is considered necessary or desirable by the directors.”

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the reduction of the stated capital of our Common Shares.  Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the reduction of stated capital.

5.             ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular.  In 2017, the non-binding advisory vote to accept the Company’s approach to executive compensation was not approved, and received 57,496,305 votes FOR our approach to executive compensation, representing 47.29% of the common shares represented by Shareholders present in person or by proxy at the 2017 annual meeting of Shareholders.

As a result of last year’s voting result, the Board and HRC undertook a rigorous review of the compensation arrangements and undertook extensive shareholder engagement.  A detailed discussion of our efforts to address the concerns represented by last year’s vote on our approach to executive compensation follows in our Compensation Discussion and Analysis (“CD&A”), which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs and the way performance is assessed and compensation decisions are made.

Reasons for Shareholders to Support our Approach to Executive Compensation

Following the results of our 2017 non-binding advisory vote to accept the Company’s approach to executive compensation, the Chair of the Board, together with the Chair of the HRC, undertook extensive shareholder engagement.  This included extending invitations to 15 of our largest shareholders, who collectively represent 46% of our common shares outstanding, and meeting with 11 Shareholders, who collectively represented 35% of our common shares outstanding.  The executive officers of the Company were not in attendance for any of these Shareholder meetings in order to encourage an open dialogue.  In addition, the Chair of our Board attended our Investor Day in Toronto, Ontario on December 6, 2017, a forum that attracted a significant number of Shareholders.  The Chair of the Board was available at the meeting to meet with Shareholder and to receive feedback from Shareholders regarding any concerns they may have had, including any concerns related to the Company’s approach to executive compensation.  We also met with proxy advisory firms to further understand and identify areas of concern relating to the Company’s approach to executive compensation.

TransAlta Corporation 2018 Management Proxy Circular | 29

At these Shareholder meetings, we received limited concerns regarding the structure of TransAlta’s compensation program.  However, we did receive feedback regarding the use of the Board’s discretion to recognize outstanding achievement by certain senior executives in 2016 in furtherance of the Company’s strategic goals. We believe that 2016 was one of the most significant and transformative years in TransAlta’s long history. The contributions of four members of the executive team in 2016 were not fully captured in our 2016 compensation program, and thus warranted discretionary awards.  In particular, as part of our annual compensation plan reviews over the past two years, the Board has made design changes to incorporate strategic goals, as well as financial goals, which will alleviate the kind of discretionary action required in 2016.

In addition, we undertook the following changes in 2017 to respond to Shareholder concerns:

•                  we improved our disclosure practices by reorganizing and simplifying our CD&A with the aim of creating more transparency into the decision-making process of the Board and HRC as it relates to executive compensation;

•                  we increased the share ownership requirements for our President and CEO from four times to five times base salary; and

•                  on the advice of the HRC’s independent consultant, Willis Towers Watson, we revised the Company’s peer group to remove two companies that are significantly larger than TransAlta.

As our Shareholder, on a non-binding and advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in connection with the 2018 annual and special meeting of Shareholders of the Company”.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the advisory resolution on executive compensation.

6.             OTHER BUSINESS

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

30 | TransAlta Corporation 2018 Management Proxy Circular

GOVERNANCE

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions, and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges.  Our corporate governance practices meet the governance rules of the TSX and Canadian Securities Administrators, including:

•                  National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings

•                  National Instrument 52-110, Audit Committees

•                  National Policy 58-201, Corporate Governance Guidelines

•                  National Instrument 58-101, Disclosure of Corporate Governance Practices

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers which can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and also on our website at http://www.transalta.com/about-us/governance/governance-guidelines.

Our corporate governance practices also comply with applicable requirements enacted under U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•                  ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•                  establishing key policies and standards to provide a framework for how we conduct our business;

•                  retaining directors, other than our CEO, that are independent;

•                  having a Board with individuals that have a mix of skills, knowledge and experience;

•                  providing for effectiveness of the Board through annual evaluations and continuing education of our directors; and

•                  facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

Codes of Conduct

One of our most valuable assets is our reputation.  A strong commitment to ethical conduct is a basic element of our corporate governance.  We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•                  Corporate Code of Conduct, which applies to all employees and officers of TransAlta and its subsidiaries;

•                  Directors’ Code of Conduct, which applies to our directors;

•                  Finance Code of Ethics, which applies to all financial employees of the Company; and

•                  Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing.

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Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets.  The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct.  Our Corporate Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all employees must comply.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, traders and financial employees are available on our website at www.transalta.com/about-us/governance.

Handling Conflicts of Interest

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company.  Our policies provide that each director and executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board.  In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed.

Insider Trading

We have an insider trading policy (“Insider Trading Policy”) and reporting guidelines which places restrictions on insiders and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company.  Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•      establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors.  The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•      publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

•      establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•      requiring all reporting insiders to pre-clear transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.  Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations or any other matters they wish to bring to the attention of our Board.  All submissions can be made directly to the Chair of the ARC by identifying the submission with “subject matter 003”.  Submissions can also be made anonymously and may be made using our toll-free number.  The Chair of the ARC is advised of all complaints received.  All complaints are investigated and the ARC receives a report at every scheduled committee meeting on all findings.  If the findings are urgent, they will be reported to the Chair of the Board immediately.

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THE BOARD’S MANDATE

The General Governance Guidelines

Our Board is responsible for the stewardship of the Company and establishing our key policies and standards, including policies for the assessment and management of our risks.  The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our corporate governance responsibilities.  These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties.  We believe that these practices benefit all stakeholders and form the building blocks for long-term success.  These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company.  Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out his responsibilities and duties.  The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs.  To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of Board meetings, coordinates, in conjunction with the CEO and the Chief Legal and Compliance Officer and Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each committee chair to ensure that each of the committees’ functions are carried out.  In addition to his role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters.  A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/about-us/governance/board-committees.

In 2017, the Terms of Reference for the Chair was amended to remove the term limits that would otherwise have limited Ambassador Giffin to serving two three-year terms as Chair of the Board.  As discussed above, the Board removed the Chair term limits following an assessment of: (i) the practices of the Company’s peer group, (ii) best practices identified by corporate governance organizations and proxy advisors; (iii) advice from external legal counsel; and (iv) the numerous and valuable contributions that Ambassador Giffin provides the Board in his capacity as Chair.

Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to three standing committees: Audit and Risk, Governance, Safety and Sustainability and Human Resources.  The chair of each committee, who is guided by a mandate, is responsible for the organization of the committee and fulfillment of its mandate.  The committee charters along with the individual committee chair position description are on our website at www.transalta.com/about-us/governance/board-committees.

Please see each committee report in this Proxy Circular for an overview of their principal functions during 2017.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

The Board considers the responsibilities set out in our General Governance Guidelines, each of the committee charters, including the committee chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

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Strategic Planning

The Board also has oversight of our strategic planning process and monitors management’s performance in executing on our strategy and meeting the objectives of our strategic plan.  The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan.  The Board also receives updates on our strategic plan at each regular Board meeting and receives regular updates from our CEO on key matters.  In 2017, the Board dedicated significant time assessing and approving the strategic direction of the Company, including a comprehensive review of the current competitive environment, the implications of the termination of the power purchase arrangements in Alberta and the decision to accelerate the conversion of coal-fired generation to gas-fired generation.

Safety and Sustainability

Effective March 2018, the Governance and Environment Committee was renamed the “Governance, Safety and Sustainability Committee”.  In connection with the name change, the mandate of the committee was expanded to emphasize safety and sustainability and to assist the Board in fulfilling its oversight responsibilities with respect to the formulation and implementation of the policies, standards and practices with respect to health, safety and environment.  The Board takes the safety of the Company’s employees and contractors very seriously and the GSSC reviews quarterly the safety performance of the Company.

The Company is recognized by CDP Worldwide (formerly Climate Disclosure Project) as an industry leader on Climate Change Management.  In 2015, the Company scored 100 per cent for disclosure on climate change related management and performance and was added to the Disclosure Leadership Index in Canada (top 20 in Canada). For 2016 and 2017, under a new aggregated CDP scoring system, CDP awarded the Company a score of B, which is industry leading within the energy sector.  In December 2017, Canada’s Chartered Professional Accountants (CPA) recognized our climate change reporting as “outstanding.”  The GSSC reviews annually guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change.

Risk Management

The Board is responsible for overseeing risk and the risk assessment process, including:

•                  making sure we identify our principal risks and assess those risks annually taking into consideration our risk appetite and any potential change due to changes in our business or the marketplace;

•                  monitoring our risk management programs through the work of the committees, which report to the Board; and

•                  ensuring that management has put in place systems to mitigate the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive enterprise risk management system that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC receives an update on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting.  The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks.  Both the ARC and HRC report to the Board following their respective meetings.  The Board receives an annual comprehensive review of the Company’s risk assessment.

Internal Controls

The Board, through the ARC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively.  The Board has also delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval.  In addition, the ARC is responsible for overseeing our internal audit function and our lead Internal Auditor meets regularly with the Chair of the ARC without the presence of management.

Meeting without Management or Non-Independent Directors

As a regular item on each Board and committee agenda, the independent directors are scheduled time to hold in camera sessions at which non-independent directors and members of management are not in attendance.  In 2017, the Board held in camera sessions of independent directors at the end of every regularly scheduled board meeting.  Each of the standing committees of the Board also held regularly scheduled in camera sessions.  In 2017, the Board held (10) ten, the ARC held (5) five, the HRC held (5) five, and the GSSC held (4) four in camera sessions.

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Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management.  It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession planning and compensation.  In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios.  The HRC works with the CEO to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress.  Succession planning will continue to be an important area of focus for the HRC into the future.

Our management succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the next role.  Included in this analysis is a review of skills, talent management and development needs.  If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role.  High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level.  The HRC is responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

BOARD CHARACTERISTICS

Independence of Directors

The independence of our directors is determined annually by the Board at the recommendation of the GSSC.  The GSSC uses the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and National Instrument 52-110, Audit Committees.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley.  The criteria is also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.  The information required to make this determination is collected through the review of biographical material and questionnaires completed by the directors annually or prior to their appointment.  In determining if the director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.  For further information with respect to each director, see “Business of the Meeting - Election of Directors - Nominees” in this Proxy Circular.

The committees of the Board are made up of independent directors.

Our independent directors do not receive remuneration from us in excess of their retainers and travel fees and, to the extent applicable, meeting fees.  None of the directors (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.  The Board affirmatively determined that nine out of the ten nominated directors are independent.

Directors Who Are Not Independent

Mrs. Dawn L. Farrell, President and CEO of the Company and a director of the Company, is not independent.

Board Chair Independence

The Chair of the Board, Ambassador Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.  The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

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Diversity

At TransAlta, diversity is a principle which is supported both by our Board and senior management.  In 2015, the Board adopted a Board and Workplace Diversity Policy which recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages.

Our Board is currently comprised of four female directors (40%) and six male directors (60%).  With respect to executive officer positions, we have four women (44%) and five men (66%).  Women comprise 23% of our total workforce.

We have not adopted targets (as defined in National Instrument 58-101, Disclosure of Corporate Governance Practices) regarding women on our Board and in senior management positions.  TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions, including our CEO.  We believe that diversity enhances both the quality and effectiveness of our performance and is an important aspect to effective corporate governance.  In February 2017, our CEO was appointed to the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders.  This initiative is expected to promote the growth of women-owned enterprises and to further contribute to overall economic growth and competitiveness of Canada and the United States.

Our Board and GSSC are committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account the skills, background and knowledge desired at that particular time to fulfill the Board’s mix of skills and experience.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations in order to enhance our pipeline of talent available for succession.  Based on these commitments, we have determined, at this time, that establishing targets would not be effective in ensuring that our Board and senior management are comprised of a greater number of individuals with diverse backgrounds and attributes.  Our policy is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity.

Attendance

We expect directors to attend all regularly scheduled Board and committee meetings.  As well, we expect our directors to attend our Company’s annual meeting of Shareholders.  In addition, should special Board and committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Directorships

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve.

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Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Ambrose, R.H.	Manulife Financial Company	TSX/NYSE	Management Resources, Compensation and Risk
Dielwart, J.P.	ARC Resources Ltd.	TSX	Health, Safety and Environment (Chair); Reserves
	Denbury Resources Inc.	NYSE	Chair of the Board; Reserves and Health, Safety and Environment; Risk
Faithfull, T.W.	Canadian Natural Resources Limited	TSX/NYSE	Audit; Health, Safety, Asset Integrity and Environment
Farrell, D.L.	The Chemours Company	NYSE	Compensation; Nominating & Governance
Fohrer, A.J.	PNM Resources, Inc.	NYSE	Audit and Ethics; Compensation and Human Resources (Chair)
Giffin, G.D.	Canadian National Railway Company	TSX/NYSE	Donations and Sponsorship; Human Resources and Compensation (Chair); Investment Committee of CN’s Pension Trust Funds; Strategic Planning
	Canadian Natural Resources Limited	TSX/NYSE	Lead Director; Audit; Nominating and Corporate Governance (Chair)
Jenkins, P. T.	Manulife Financial Company Open Text Corporation	TSX/NYSE TSX/NASDAQ	Audit; Risk Chair of the Board
Mansour, Y.	None
Nelson, G.R.	Ball Corporation	NYSE	Human Resources; Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit; Compensation; Governance and Nominating
	Sims Metals Management Ltd.	ASX	Safety; Health; Environment & Community; Remuneration
Park, B.F.	SSR Mining Inc.	TSX/NASDAQ	Audit; Safety and Sustainability; Compensation
	Teekay LNG Partners	NYSE	Audit (Chair); Governance; Conflicts (Chair)
Pinney, B	North American Energy Partners Inc.	TSX/NYSE	Lead Director; Audit Committee (Chair); Human Resources & Compensation
	Persta Resources Inc.	HKG	Audit Committee (Chair); Human Resources and Compensation

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THE BOARD EXPERTISE

Orientation and Continuing Education

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order to allow incoming director to familiarize himself or herself with the demands of the role and the expectations of both the Board and management.  Once a new director joins the Board, they are provided with an orientation and education program that includes:

•      a director’s manual containing written information about the directors’ duties and obligations, the Board, each committee (including the charter for each committee), the code of business conduct, our Insider Trading Policy, and a summary of our business and operations;

•      access to materials and minutes from recent Board and committee meetings;

•      discussions with each member of the senior management team to receive an orientation on TransAlta’s operations, generation technology, business development, legal, finance, investor relations, and human resource capital.  These meetings are aimed to provide new directors with an overall review of our business and capital structure; and

•      at the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

Continuing Education

Our continuing education for directors includes the following:

•      presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to acquaint directors with TransAlta’s operations, operational staff and the communities in which we operate;

•      professional development courses.  For instance, our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors, organizations which promote the continuing education of directors;

•      access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

•      presentations by management of TransAlta to provide directors information pertinent to our business; and

•      information sessions on topics suggested by directors.  The GSSC sets a schedule for speakers and/or presentations from internal or external sources.

In 2017, our directors received presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
May	Gas and Renewables Business	TransAlta Corporation	D. Farrell, B. Park
May	Capacity Market in Alberta	TransAlta Corporation	A. Fohrer, J. Dielwart, B. Park
July	Energy Trends and Developments	Tinker Energy Associates	All Directors
October	Cyber-Security	Microsoft / TransAlta Corporation	All Directors

The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company’s business and strategic direction.

In 2016, the GSSC developed an educational initiative that encourages a small number of directors to accompany the CEO on tours of the Company’s various businesses.  The business tours are intended to provide the directors with a “front-row seat” to the management and operations of the Company.  In 2017, Ms. Park attended a “deep-dive” into the Gas and Renewables business with the CEO, which provided insight into the Company’s Gas and Renewables’ business and operations. This program will continue into 2018 as it provides valuable and unique experiences to the directors.

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Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements.  The Board has determined that all directors are financially literate according to this definition.  As well, Ms. Park and Mr. Pinney qualify as “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended.  This determination is based on an analysis of each director’s education, skills and experience.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations and liability that are greater than the duties, obligations and liability imposed on a member of the committee and Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.  During 2017, the HRC retained independent compensation consultants to advise it on the Company’s compensation plan.

See “Compensation Report on Executive Compensation – Use of External Advisors”.

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THE BOARD EFFECTIVENESS

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board committees, individual directors and the Chair’s performance.  Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

•    Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

•    Responses are reviewed by the GSSC together with the Chair of the Board.

•    Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board.

•    The GSSC and Board reviews and considers the proposed changes to the General Governance Guidelines of the Board.

•    A summary report is prepared by the Chair of the Board.

•    The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•    Areas of improvement and objectives are identified and monitored.

•    Suggestions are provided to CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

•    Board members assess and comment on the Chair of the Board’s performance measured against the position description.

•    Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

•    A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session.

•    Prior to expiry of the Chair of the Board’s first term, the Chair of the GSSC makes recommendation to the full Board with respect to renewal of term.

Board Committees (Annual)	All Members of the Board

•    Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

•    Responses are reviewed by the GSSC and Chair of the Board.

•    Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees.

•    The GSSC and Board reviews and considers the proposed changes to the Committee Charters.

•    A summary report is prepared by the Chair of the Board.

•    The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•    The Chairs of the respective Committees are expected to follow-up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

•    Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

•    Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

• The Chair of the Board reports summary findings to the full Board during an in camera session.

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Identifying New Candidates for the Board

Each year the GSSC reviews the size, composition and profile of our Board, taking into account succession planning, geographical representation, gender and diversity, disciplines, professional experience, strategy, and our direction in order to ensure it has the mix of skills and experience to guide TransAlta’s business and to execute our long-term strategy.  A competency/skills matrix that outlines the areas of expertise and experience of each director is maintained and regularly reviewed.  In line with our needs, the GSSC maintains an evergreen list of potential nominees which is typically generated through individual referrals.  This list is reviewed annually to ensure that it remains current and that the candidates possess the mix of skills and experience required to meet our strategy and business needs.  The GSSC also receives materials and proposals from third party search firms in connection with potential engagements for Board recruitment.

In late 2017, the Board approved the nomination of Mr. Bryan Pinney for appointment to the Board at the Meeting. In approving the nomination of Mr. Pinney the Board considered a number of factors, including the demonstrated ability of Mr. Pinney to support the business and affairs of the Company through strategic stewardship and oversight; his professional experience with significant executive leadership accomplishments, including financial literacy with the ability and willingness to serve on the Audit and Risk Committee of the Company; and his personal qualities of integrity and credibility.  The Board also considered his independence, Canadian residency and commitment to devote the time, effort and energy necessary to serve effectively as a director of the Company as factors contributing to his nomination.

Shareholder Engagement Policy

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on governance and other matters directly to the Board.  The Board encourages shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. In between annual meetings, the Company supports an open and transparent process for shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below. The Corporate Secretary has been designated by the Board as its agent to receive and review communications and meeting requests addressed to the Board. The Corporate Secretary will determine whether the communication received is a proper communication to the Board or should be addressed by management.

This Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes.  This Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain.  The GSSC oversees this policy and reviews this policy annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices.  The Shareholder Engagement Policy can be found at the Company’s website.

The Board will endeavor to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Secretary will report to the GSSC with respect to all communications sent to the Board.

Shareholders may communicate with the Board by mail (marking the envelope “Shareholder Engagement”) or e-mail (marking the subject line as “Shareholder Engagement”) as follows:

Chief Legal and Compliance Officer and Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

Shareholders, and other stakeholders, are also encouraged to contact us through our Ethics Help-Line at 1.855.374.3801 (Canada / US) or 1.800.339276 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

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REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The ARC is comprised of independent directors in accordance with National Instrument 52-110 Audit Committees. All members of the ARC are “financially literate” as required by the New York Stock Exchange and the Canadian Securities Administrators.  Ms. Park is an “audit committee financial expert” defined by the U.S. Securities Exchange Act of 1934.

Alan Fohrer (Chair)	Rona Ambrose	John Dielwart	Timothy Faithfull	Yakout Mansour	Beverlee Park

MANDATE

The ARC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the risk identification and assessment process conducted by management. The full text of the ARC’s charter is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2017, the ARC completed the following:

Financial Reporting

•                  reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management discussion and analysis;

•                  received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•                  received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and

•                  reviewed the Company’s annual information form for the year ended December 31, 2017.

Risk Management and Regulatory Compliance

•                  received quarterly updates on the Company’s assessment and mitigation of cyber security threats;

•                  received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;

•                  received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, developing risks forecast and programs/policies put in place to mitigate or address such risks;

•                  together with the GSSC, reviewed the Company’s insurance programs and coverage vis-à-vis its risk profile;

•                  reviewed with the external auditors and the internal auditors the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•                  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

•                  reviewed and recommended to the Board changes to the Company’s policies with respect to financial and commodity exposure management;

•                  received quarterly updates on the Company’s financial and commodity exposure management activities;

•                  received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and

•                  reviewed the financial performance of the Company’s pension plans.

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External Auditors

•                  reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for Shareholder approval;

•                  reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made and the reasonableness of the assessments made by management;

•                  reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;

•                  obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•                  approved the fees payable to the external auditors;

•                  reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                  reviewed and approved non-prohibited services to be provided by the external auditors; and

•                  met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Information Technology

•                  received updates from the Company’s IT department on cyber security system integrity, updates, and overall system security.

Internal Auditors

•                  reviewed the mandate, independence, qualifications and resources of the internal auditor (the “Internal Auditor”);

•                  reviewed and approved the annual work plan of the Internal Audit department;

•                  received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

•                  engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and

•                  met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2017 the ARC:

•                  met regularly with external auditors; the Internal Auditor; the CEO; the Chief Financial Officer (“CFO”); the Managing Director and Corporate Controller; the Chief Legal and Compliance Officer and Corporate Secretary and other members of management, as required;

•                  met in camera, without management present, at the conclusion of five regularly scheduled ARC meetings; and

•                  reviewed the changes made to the Company’s trade compliance program.

The ARC has reviewed its mandate and is satisfied that it met the terms of its charter in 2017.

Alan J. Fohrer (Chair)   R. Ambrose   John P. Dielwart   Timothy Faithfull   Yakout Mansour   Beverlee Park

TransAlta Corporation 2018 Management Proxy Circular  |  43

REPORT OF THE GOVERNANCE, SAFETY AND SUSTAINABILITY COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GSSC is comprised of independent directors.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment.

P. Thomas Jenkins (Chair)	John Dielwart	Timothy Faithfull	Yakout Mansour

MANDATE

The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles.  The GSSC is also responsible for board recruitment and for the nomination of directors to the Board and its committees.  In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The charter of the GSSC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2017, the GSSC completed the following:

Corporate Governance

•                  reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix in order to assess any skills gap and the future and strategic direction of the Company;

•                  considered the retirement policy of the Board, recommended to the Board the removal of term limits and increasing the retirement age from 72 to 75;

•                  evaluated the size of the Board and the composition of its committees to provide for staffing of each committee with the appropriate mix of skills and experience;

•                  recommended the nominees to stand for election as directors at the annual general meeting;

•                  reviewed and recommended amendments as required to the Company’s General Governance Guidelines;

•                  reviewed and recommended amendments to the charters of each committee, which were approved by the Board;

•                  reviewed and recommended amendments to the Terms of Reference of the Chair of the Board;

•                  the Chair of the committee performed an evaluation of the Chair’s performance based on one-on-one discussions with each member of the Board;

•                  reviewed the market competitiveness of directors’ compensation and recommended to the Board revisions to director compensation to provide compensation in U.S. dollars to those directors that reside outside of Canada;

•                  performed an evaluation of the Board and its committees and held a discussion in-camera at the Board on the results of the anonymous evaluations addressing also matters for improvement and change where applicable;

•                  reviewed and approved the continuous education program for directors, ensuring that educational presentations by either company representatives or third parties are part of the Board’s regular agenda; and

•                  together with the ARC reviewed the directors’ and officers’ insurance program and indemnity.

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Environment, Health and Safety (“EH&S”)

•                  received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;

•                  conducted a “deep-dive’ into the safety performance and practices of the Company;

•                  received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments as well as other draft initiatives and the potential impact such initiatives may have on the Company’s operations in Canada and the United States;

•                  assessed the impact of the greenhouse gas policies implementation and other legislative initiatives on the Company’s business;

•                  reviewed with management the EH&S policies of the Company;

•                  received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices; and

•                  reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

In addition, during 2017 the GSSC met in camera, without management present, at the conclusion of the four regularly scheduled GSSC meetings.

The GSSC has reviewed its mandate and is satisfied that it met the terms of its charter in 2017.

P. Thomas Jenkins (Chair)   John P. Dielwart   Timothy Faithfull   Yakout Mansour

TransAlta Corporation 2018 Management Proxy Circular  |  45

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, corporate governance, industry, finance and business judgment.

Georgia Nelson (Chair)	Rona Ambrose	P. Thomas Jenkins	Beverlee Park

MANDATE

The HRC is empowered by the Board to review and approve key compensation and human resources policies of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company.  The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans, the adoption of human resources policies which support human rights and ethical conduct, the review and approval of executive management succession and development plans.

The charter of the HRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2017, the HRC completed the following:

•                  In January, the HRC reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the executives’ performance over the last year.  The HRC also set 2017 performance metrics and targets applicable to the Company’s incentive plans;

•                  In March, the HRC reviewed and recommended to the Board for approval the grant of long-term incentive awards and the variable compensation payable to the executives.  The HRC also conducted a comprehensive review of compensation risks;

•                  In April, the HRC discussed the feedback received from the Chair of the HRC and the Chair of the Board as part of their shareholder outreach as it pertains to the Company’s approach to executive compensation;

•                  In July, the HRC received advise from Willis Towers Watson regarding the failed shareholder resolution supporting the Company’s approach to executive compensation.  The HRC increased the CEO’s share ownership requirement from four-times to five-times salary.  The HRC revised the comparator group, on the advice of Willis Towers Watson, to remove two peers that were larger that the Company;

•                  In October, the HRC reviewed the 2018 executive goals and reviewed the annual incentive and long-term incentive metrics.  The HRC discussed additional shareholder outreach and engagement with proxy advisory firms to reassess the Company’s approach to executive compensation.

In 2017, the HRC also:

•                  conducted annual salary reviews for executive officers;

•                  reviewed achievements of variable compensation plans at each of its scheduled meetings;

•                  together with the ARC, reviewed the 2017 annual pension report;

•                  reviewed the HRC charter; and

•                  reviewed and recommended to the Board the approval of the CEO’s role description.

In addition, during 2017 the HRC met in camera, without management present, at the conclusion of six regularly scheduled HRC meetings

The HRC has reviewed its mandate and is satisfied that it met the terms of its charter in 2017.

Georgia R. Nelson (Chair), R. Ambrose,   P. Thomas Jenkins,   Beverlee F. Park

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DIRECTOR COMPENSATION

REPORT ON DIRECTOR COMPENSATION

Philosophy and Approach

The Board is responsible for developing and implementing the directors’ compensation plan and has delegated to the GSSC the responsibility to consider and make recommendations to the Board regarding director compensation.  The compensation practices for directors take into consideration:

•                  the complexity of the industry and size of the business;

•                  the retention and attraction of qualified individuals to serve as directors on the Board;

•                  the provision of competitive compensation; and

•                  the importance we place on aligning directors’ compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health care coverage, charitable donations, vehicles, clubs, pensions, or other such perquisites.  In addition, non-management directors are not eligible to participate in the long-term incentive plan (consisting of restricted share units and performance share units) or the stock option plan.

The GSSC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada.  It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors, the Company benchmarks its compensation to the median of Canadian companies of similar size from a revenue, asset and market capitalization basis, as well as companies in our marketplace with which we compete for director talent.  Beginning January 1, 2015, a flat fee compensation system for the independent directors was implemented.  During 2016, the Board considered changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GSSC, revisions to director compensation in order to provide compensation denominated in U.S. dollars for those directors that reside outside of Canada.  In recommending the change to director compensation, the GSSC considered, among other things, the compensation practices of comparable companies and the potential impact on attracting and retaining experienced, skilled and knowledgeable directors.  No changes to director compensation were made in 2017.

Components of Compensation for 2017

Retainers(1)	Amount(2)
Chair of the Board	$330,000
Board Member	$160,000

Committee Chair Annual Retainer Fees
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance, Safety and Sustainability Committee	$15,000
Fee for each Board meeting in excess of ten	$1,500

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000

Note:

(1)             For 50% of the retainer, the director can choose to receive it as cash, deferred share units or common shares. For the other 50% of the retainer, the director can choose to receive it as deferred share units or common shares.

(2)             The amounts are in Canadian dollars for directors that reside in Canada and in U.S. dollars for directors that reside outside of Canada.

TransAlta Corporation 2018 Management Proxy Circular  |  47

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board.  As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on the 13th day of the last month of each compensation quarter.  The DSU account of each director is also credited with units equivalent to cash dividends declared based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his or her account multiplied by the then market value of a TransAlta common share, less applicable taxes.  At December 31, 2017, the accrual in respect of DSUs currently outstanding to directors was $3,666,599, based on the closing price of a TransAlta common share on December 31, 2017 of $7.45.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above.  Each independent director is required to acquire and hold a minimum value of three times the director’s annual retainers within five years of joining the Board or from the date of any increase in compensation.  New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board or from the date of any increase in compensation.

Shareholdings of Directors at December 31, 2017

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2017 Annual Retainer	Ownership Requirement Met(3)
R.H. Ambrose – 2017	2017	4,550	N/A	$34,444	0.07x	0.22x	On-Track(4)
	2016	-	-	-	-	-
J.P. Dielwart – 2014	2017	75,001	22,865	$567,758	1.18x	3.54x	Yes
	2016	52,136		$383,200	0.79x	2.39x
T.W. Faithfull – 2003	2017	138,408	15,456	$1,047,749	2.18x	6.55x	Yes
	2016	122,952		$903,697	1.88x	5.65x
D.L. Farrell – 2012	2017	783,003	141,977	$5,927,335	5.93x	N/A	Yes(5)
	2016	641,026		$4,711,535	4.91x	N/A
A.J. Fohrer – 2013	2017	71,023	15,113	$537,644	1.12x	3.36x	Yes
	2016	55,910		$410,939	0.86x	2.57x
G.D. Giffin – 2002	2017	143,228	33,257	$1,084,236	1.10x	3.29x	Yes
	2016	109,971		$808,287	0.86x	2.45x
P.T. Jenkins – 2014	2017	83,327	(214,120)(6)	$630,785	1.31x	3.94x	Yes
	2016	297,447		$4,137,151	8.62x	25.86x
Y. Mansour – 2011	2017	75,184	15,223 18,236	$569,143	1.19x	3.56x	Yes
	2016	59,961		$440,713	0.92x	2.75x
G. Nelson – 2014	2017	61,997	15,059 17,651	$469,317	0.98x	2.93x	On-track(7)
	2016	46,938		$344,994	0.72x	2.16x
B.F. Park – 2015	2017	63,341	22,254	$479,791	1.00x	2.99x	On-track(8)
	2016	41,087		$301,989	0.63x	1.89x

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Notes:

(1)                Includes units credited in lieu of reinvested dividends.  See “Report on Director Compensation – Components of Compensation for 2017 – Deferred Share Units” for further information on the DSU plan.  Mrs. Farrell’s Share Units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, RSUs and ODSUs (as described under “Compensation Discussion and Analysis – Our Variable Compensation Program”).  As at December 31, 2017, she held 245,827 RSUs and 401,912 ODSUs.  In addition, as at December 31, 2017, Mrs. Farrell held 506,981 PSUs and 666,461 options to acquire common shares.  See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(2)                The 2016 value is based on the weighted average closing price of a TransAlta common share on the TSX for the 20 trading days prior to and including December 31, 2016 of $7.35 and the 2017 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2017 of $7.57.

(3)                Due to the Independent directors’ share ownership policy, independent directors are required to acquire and hold a minimum value of three times the directors’ annual retainer fee (cash or equity retainer) within five years from the date they joined the Board and to meet the Independent directors’ share ownership requirement.  New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors’ share ownership requirement.

(4)                Ms. Ambrose was appointed to the Board on July 13, 2017 and has until July 13, 2019 to hold her annual retainer amount ($160,000) and until July 13, 2022 to hold shares equal to three times her retainer ($480,000).

(5)                Mrs. Farrell is required to hold four times her base salary in accordance with the executive share ownership policy.  Mrs. Farrell has met this requirement.

(6)                In December 2017, Mr. Jenkins sold 237,000 common shares of the Company.

(7)                Mrs. Nelson was appointed to the Board on April 29, 2014 and has until April 29, 2019 to meet the requirement.

(8)                Ms. Park was appointed to the Board on April 28, 2015 and has until April 28, 2020 to meet the requirement.

Summary of Directors’ Compensation for the Fiscal Year 2017

Beginning January 1, 2015, a flat fee compensation system for the independent directors was implemented.  The flat fee provides each independent Board member an annual retainer of $160,000 and the Chair of the Board an annual retainer of $330,000.  The flat fee includes up to ten (10) Board meetings and for every Board meeting after ten (10), a meeting fee of $1,500 is paid.  During 2016, the Board considered recent changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GSSC, revisions to director compensation in order to provide compensation referenced to U.S. dollars for those directors that reside outside of Canada.

The fees were determined in recognition of the significant time and energy required of the directors in the performance of their duties.  Directors are expected to prepare for and attend an average of five Board meetings per year, participate on Board committees and ensure that they stay informed about the Company’s business and the rapidly changing business and regulatory environment.  In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations.

Name	Fees Earned ($)	Board Meeting Fee & Travel Day Fee(1)(2) ($)	Chair Fee (Committee) ($)	Share-based awards ($)	All other compensation ($)	Total ($)
R.H. Ambrose(3)	34,783	-	-	40,000	-	74,783
	(Cash)			(DSU/Shares)
J.P. Dielwart	80,000	-	-	80,000	-	160,000
	(DSU)			(DSU)
T.W. Faithfull(4)	103,384	17,430	-	103,384	-	224,198
	(Cash)			(Shares)
D.L. Farrell(5)	N/A	N/A	N/A	N/A	N/A	N/A

A.J. Fohrer(4)	103,384	7,754	32,307	103,384	-	246,829
	(Cash)		(ARC)	(DSU)
G.D. Giffin(4)(6)	213,229	9,676	-	213,229	-	436,134
	(Cash)			(Shares)
P.T. Jenkins	80,000	1,500	15,000	80,000	-	176,500
	(DSU)		(GSSC)	(DSU)
Y. Mansour(4)	103,384	9,676	-	103,384	-	216,444
	(Cash)			(DSU)
G.R. Nelson(4)	103,384	7,659	32,307	103,384	-	246,734
	(Cash)		(HRC)	(DSU)
B.F. Park	80,000	7,500	-	80,000	-	167,500
	(Shares)			(DSU)
TOTAL	901,548	61,195	79,614	906,765	-	1,949,122

TransAlta Corporation 2018 Management Proxy Circular  |  49

Notes:

(1)          Travel day fee of $1,500 (where round trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round trip travel exceeds 7,500 km);

(2)          The flat fee includes for up to ten (10) Board meetings.  For every Board meeting after ten (10), a meeting fee of $1,500 per meeting is paid. In 2017, there were 11 Board meetings and, as a result, a meeting fee of $1,500 was paid to T. Faithfull, Ambassador Giffin, T. Jenkins, Y. Mansour, G. Nelson and B. Park.

(3)          Ms. Ambrose was appointed to the Board on July 13, 2017.

(4)          The compensation payable to Mr. Faithfull, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Mrs. Nelson are converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter.   The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(5)          Mrs. Farrell is the CEO of the Company and did not receive any Director compensation.  Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(6)          Ambassador Giffin is Chair of the Board.

Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2017.

Director	Cash (%)	Equity (%)
R. Ambrose(1)	46	54
J.P. Dielwart	-	100
T.W. Faithfull	50	50
D.L. Farrell(2)	N/A	N/A
A.J. Fohrer	50	50
G.D. Giffin	50	50
P.T. Jenkins	-	100
Y. Mansour	50	50
G.R. Nelson	50	50
B.F. Park	-	100

Notes:

(1)          Ms. Ambrose was appointed to the Board on July 13, 2017.

(2)          Mrs. Farrell as President and CEO of the Company does not receive compensation as a director.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see the table “Summary of Directors’ Compensation for the Fiscal Year 2017”.

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REPORT ON EXECUTIVE COMPENSATION

This next section discusses executive compensation at TransAlta – our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2017 and why, and how that relates to our share performance.

The Human Resources Committee has reviewed and approved the content of this section and the compensation details beginning on page 55.

Letter to Shareholders	52

2017 Named Executive Officers	55

Highlights	56

Compensation Discussion and Analysis

• How we link strategy and compensation	57
• 2017 compensation decisions	58
• 2017 executive performance	61
• 2017 CEO realized pay analysis	66
• Share performance and executive pay	67

Compensation Governance

• What we do and what we don’t do	68
• Independent advice	69
• Benchmarking executive compensation	70
• Disciplined decision-making process	71
• Executive share ownership	72
• Managing compensation risk	73

2017 Compensation Programs

• Annual incentive plan	75
• Long-term incentive plan	76

2017 Executive compensation details

• Summary compensation table	77
• Incentive plan awards	78
• Retirement plans	80
• Termination and change of control	82

TransAlta Corporation 2018 Management Proxy Circular  |  51

LETTER TO SHAREHOLDERS

Dear shareholder,

As we begin the conversation about TransAlta’s compensation policy and programs, we would first like to assure you that the Board took seriously the “say on pay” vote last year and the message emanating from it.

We encourage you to read the compensation discussion and analysis beginning on page 57, which explains how our compensation program aligns with our strategic goals and the principles of pay for performance. We also encourage you to vote FOR our approach to executive compensation.

We value your feedback and look forward to seeing you at the shareholder meeting on April 20, 2018.

2017 Highlights

1.   The compensation plan includes and is linked to strategic goals.

2.   There were no discretionary awards provided in 2017.

3.   CEO realized pay is strongly aligned with performance, as illustrated on page 66.

4.   Our compensation plans’ pay for performance metrics are aligned with market practice and are now designed to limit the need for discretion.

5.   Executive salaries and incentive compensation targets will remain at 2017 levels for 2018.

6.   The Chair of the Board and the Chair of the Human Resources Committee met and will continue to meet with shareholders, independent of management, to directly address shareholder concerns about executive compensation.

7.   The Alberta power industry is in a period of disruptive change and our share price does not yet reflect the outstanding strategic work the executive team has accomplished. However, we strongly believe that our compensation plans are driving the right behaviour for creating long-term shareholder value.

Shareholder Outreach

We initiated a shareholder outreach program to speak to many of you individually. We reached out to major shareholders, who collectively represent 46% of our outstanding shares, and met with 11 shareholders, who collectively represent 35% of our outstanding shares. We also talked with proxy advisory firms Institutional Shareholder Services and Glass Lewis.

As Chair of the Board, I attended these meetings and was joined by Georgia Nelson, Chair of the Human Resources Committee. This initiative, which we will continue, is intended to provide shareholders with the opportunity to engage in a direct dialogue with the Board. We will be transparent with shareholders about our compensation decisions and invite shareholders to provice ongoing feedback. To that end, we have introduced a formal Shareholder Engagement Policy to ensure greater communication and provide improved access to our independent directors.

In our meetings, we heard few concerns about the structure of TransAlta’s compensation program. However, the need for greater transparency was flagged and subsequently acted upon. Shareholders also emphasized the need for more clarity related to our decisions on executive compensation. Thus, this year’s circular has been reorganized and simplified.

We also received feedback regarding the use of the Board’s discretion in 2016 to recognize outstanding achievement by certain senior executives in furtherance of the company’s strategic goals. We believe that 2016 was one of the most significant and transformative years in TransAlta’s 100+ year history. The contributions of four members of the executive team in 2016 were not fully captured in our 2016 compensation program, and thus warranted discretionary awards that year. Shareholders raised questions about these decisions and the Board has amended our compensation plans to directly incorporate the achievement of strategic goals going forward. In particular, as part of our annual compensation plan reviews over the past two years, we have made design changes to incorporate strategic goals, as well as financial goals, which will alleviate the kind of discretionary action required in 2016. The compensation program is described in the following pages and shareholders can rely on the compensation program.

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Aligning Strategy, Results and Compensation

The Company’s goal is to ensure alignment of executive compensation with shareholder value. Our compensation programs are designed to pay for performance, and the majority of executive compensation is “at risk” and directly tied to financial success and the furtherance of our strategic goals. Furthermore, 100% of the CEO’s annual incentive is based on the results of the corporate scorecard, which includes strictly financial metrics that help drive both short-term and long-term shareholder value creation.

Incentive- Based Compensation Metrics

Our incentive compensation plan metrics are directly tied to our business strategy and drive the right behaviour. A more detailed breakdown of these metrics is provided on pages 58 and 59.

In our short-term incentive plan, we focus on two key financial metrics to align pay and performance:

•                We use free cash flow (“FCF”) as the primary metric because it represents the amount of cash generated by our business that is available to invest in growth and pay down debt.

•                We also use a financial metric titled strategic transformation that represents TransAlta’s central effort to drive financial performance through Project Greenlight. The targets and results of this metric are a combination of cost reductions, working capital reductions, future cost avoidance, net new revenues, and sustaining capital reductions.

In our long-term incentive plan, we focus on financial performance and the furtherance of our strategic goals to align pay and performance:

•               We use funds from operations to debt (“FFO-to-debt”) because it is a strong indicator of the strength of our balance sheet, as it measures both cash generated from operating activities and net debt levels.

•               We use a strategic metric to measure our transition away from coal because it represents how effectively we transform TransAlta.

2017 Results

Company performance improved on nearly all metrics, including free cash flow, free cash flow per share and year-end debt. We achieved an injury frequency rate of 0.72, our best result ever.

We made groundbreaking progress on regulatory files, reaching an agreement on new federal regulations for converting coal plants to gas, which will come into effect in 2018. These new regulations allow us to extend the combined life of our existing coal facilities by approximately 75 years, adding more than $1 billion of additional free cash flow.

Our balance sheet is strengthening at an accelerated pace, we continue to increase our financial flexibility, and we continue to reduce debt. We maintained our investment grade credit rating, which is critical to our focus on growing TransAlta’s renewables fleet.

We commissioned our South Hedland power station in Western Australia. The project is up and running and delivering $60 million in cash flow annually from our customer, Horizon Power. The facility is contracted for approximately 115 megawatts of power, or 75% of its capacity, through 2042. We expect the remaining capacity to be sold to Fortescue Metals Group Ltd pursuant to the terms of a power purchase agreement, or sold to third parties in the market.

Overall availability was lower than 2016, largely due to coal supply constraints at our Alberta mine during the summer. However, Alberta Coal successfully initiated a strong and rapid recovery plan. We anticipate that Alberta Coal will achieve budget targets in 2018.

During our accelerated transition off coal, we have successfully re-positioned TransAlta to supply customers with low cost, clean, reliable and firm power. We now have the regulatory framework and the financial strength to execute our next stage of diversification and growth.

This performance is the basis for the 2017 compensation which is derived from the compensation system described in the following pages. 2017 was a strong year. As a result of these significant achievements, we now have the clarity and confidence we need to make and execute informed plans to propel us forward to a 100% clean power future. We recognize our CEO’s leadership and all the work our employees did to maintain the positive momentum of the Company. We are grateful to you, our shareholders, for your patience as we transform TransAlta. We are confident it is well-founded.

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Relative CEO Compensation

The chart below demonstrates that our compensation program and metrics position CEO realized pay within the range of our peers. It is important in assessing the validity of the compensation program to focus on compensation actually received relative to comparators.

We have heard and responded to your concerns, while maintaining a competitive compensation structure that delivers pay for performance, aligns shareholder and management interests, and ensures the appropriate risk oversight. We encourage you to vote FOR our approach to executive compensation and we look forward to your ongoing feedback.

Georgia R. Nelson	Gordon D. Giffin
Chair, Human Resources Committee	Chair of the Board

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2017 NAMED EXECUTIVE OFFICERS

Dawn L. Farrell, President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer (2009 to 2011) and Executive Vice-President, Commercial Operations and Development (2008 to 2009). Mrs. Farrell has over 30 years of experience in the electric energy industry.

Mrs. Farrell is also a member of the Board of Directors of The Chemours Company, a chemical company listed on the NYSE, The Conference Board of Canada and the Business Council of Canada. Mrs. Farrell is also a member of The Canada-U.S. Council for Advancement of Women Entrepreneurs and Business Leaders. Past board memberships include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Donald Tremblay, Chief Financial Officer

Mr. Tremblay joined TransAlta on March 31, 2014 as Chief Financial Officer and is responsible for all financial policy, planning and reporting, tax, treasury, risk management, internal audit and investor relations.

Prior to joining TransAlta, Mr. Tremblay was Executive Vice-President, Corporate Development and also Chief Financial Officer at Brookfield Renewable Power. He has 25 years of extensive financial experience, and has built a career that couples an exceptionally strong foundation in accounting, controls and compliance with strategic abilities in capital markets, investor relations and corporate growth.

Brett M. Gellner, Chief Investment Officer

Mr. Gellner became TransAlta’s Chief Investment Officer on March 31, 2014 and is responsible for all strategic corporate investments, mergers and acquisitions, and greenfield projects. Prior to being appointed to this position, he was Chief Financial Officer (2010 to 2014) and Vice-President, Commercial Operations (2008 to 2009).

Mr. Gellner has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group where he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly traded company and a major international consulting firm.

John H. Kousinioris, Chief Legal and Compliance Officer & Corporate Secretary

Mr. Kousinioris joined TransAlta on December 3, 2012. He is TransAlta’s Chief Legal and Compliance Officer and Corporate Secretary and is responsible for directing TransAlta’s legal affairs, government relations, regulatory compliance and corporate secretarial matters. Mr. Kousinioris is also President of TransAlta Renewables.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 25 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Dawn E. de Lima, Chief Administrative Officer

Mrs. de Lima started with TransAlta on January 23, 2006 and was appointed Chief Human Resources Officer on March 15, 2011, and then Chief Administrative Officer on September 14, 2015. She is responsible for leading human resources, information technology, supply chain management, corporate communications, Indigenous relations and corporate security, as well as overseeing the company’s general administration. She directs the design and successful implementation of standards across the organization, is focused on the execution of a long-term plan that addresses current and future talent demands, ensures we maintain strong relationships with internal and external stakeholders, safeguards the company’s reputation and ensures that both our cyber and corporate security practices are best-in-class.

Prior to joining TransAlta, Dawn spent nearly two decades as a business leader in human resources and communications, holding senior positions in Bell Canada and Norigen Communications. Currently, she is the Chair of the Board of Directors for Junior Achievement Canada.

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HIGHLIGHTS

2017 Performance

Our strong financial and operational performance in 2017 reflects our continued focus on transforming TransAlta to become Canada’s leading clean power company and creating long-term Shareholder value.

The significant achievements over the past year give us the clarity and confidence we need to execute informed plans that propel us forward.

✓ Financial performance

•             Funds from operations (“FFO”) up 9.5% to $804 million

•             Free cash flow (“FCF”) up 28% to $328M

✓ Transition to clean power

•             Preserved maximum value for the coal plants we will convert to gas by securing an additional 75 years of combined life, adding more than $1 billion in anticipated FCF

•             Accelerated coal plant conversions

•             Secured agreement to build a 120 kilometre gas pipeline to converted plants

•             Acquired two construction-ready wind projects, announced in early-2018

✓ Project Greenlight (strategic transformation)

•             Significantly exceeded targets

•             Achieved $191 million in cost reductions, cost avoidance, and net new revenues

✓ Stronger balance sheet

•             Increased liquidity to $1.8 billion and FFO-to-debt to 20% for first time since 2011

•             Reduced net debt by $530 million, increasing our financial flexibility and preserving our investment grade credit rating

•             De-leveraging nearing completion

2017 Compensation

Our 2017 executive compensation program is aligned with Shareholder interests and financial and strategic performance.

171% scorecard result for 2017 annual bonus awards	98% scorecard result for 2015-2017 PSU awards
• FCF was weighted 60% and the result was 151% of target • Project Greenlight (strategic transformation) was weighted 40% and the result was 200% of target	• The three financial metrics were weighted 50% and the overall result was 66% of target • The two strategic metrics were weighted 50% and the overall result was 130% of target

The CEO’s annual incentive in 2017 was based entirely on the corporate scorecard result of 171%, which resulted in a $1,710,000 award. Combined with Mrs. Farrell’s salary of $1,000,000 and the long-term incentive payout from the 2015-2017 grant of $1,685,572, Mrs. Farrell’s realized total direct compensation was $4,395,572.

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COMPENSATION DISCUSSION AND ANALYSIS

How We Link Strategy and Compensation

Our compensation program is designed to drive the right actions to achieve our strategic goals, align with Shareholder interests and link to measurable performance results. The four pillars of our approach to executive compensation are:

1. Drive strategic goals

In 2017, TransAlta’s strategic goals were to:

•                  Increase FCF and drive financial performance through Project Greenlight

•                  Increase FFO-to-debt

•                  Continue to effectively transition from coal to gas and renewable power

•                  Continue to strengthen the balance sheet

These goals were chosen because they represent the highest priorities with the greatest impact on long-term shareholder value.

2. Pay for performance

The majority of executive compensation is tied directly to financial and operational metrics that are aligned with our strategy and the performance of our common share price.

The illustration to the right shows the target pay mix for the President and CEO and the other named executives. The majority of each executive’s pay mix is considered “at risk” because payouts are not guaranteed.

Target compensation is set around the median of our comparator group. The amount an executive receives will be at, above, or below the target depending on performance.

3. Align with shareholder interests

We have structured our compensation program so that it rewards performance that helps generate sustainable long-term value. Executives earn more through at-risk pay when performance is above expectations, and less when performance is below threshold. The annual bonus and the performance share units (“PSUs”) have a payout range of 0-2x, which means payout could be as little as $0 and as high as 200% of target. Share ownership guidelines ensure executives have a stake in our future success, aligning their interests with those of our Shareholders (see page 72).

4. Effective oversight and risk management

The Human Resources Committee has primary responsibility for executive compensation. It conducts an annual risk assessment to make sure the overall incentive plans and compensation program  do not encourage inappropriate risk-taking. It also receives advice from an independent, external advisor and reviews regulatory developments relating to compensation.

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2017 Compensation Decisions

Salary

The table to the right shows the salaries the named executives earned in 2017. For 2018, no executive salary increases were provided.

Salaries are reviewed annually and increases are made based on individual performance, changes to additional responsibilities, the individual’s future potential, or to remain market competitive.

Annual Incentive

The table below shows how we calculated the 2017 corporate scorecard result, which is the highest result in several years. The Board and the HRC believe this appropriately reflects the outstanding work completed in 2017 as we continue to transform TransAlta.

	2017	Increase for 2018
Dawn Farrell President and CEO	$1,000,000	0%
Donald Tremblay Chief Financial Officer	$475,000	0%
Brett Gellner Chief Investment Officer	$500,000	0%
John Kousinioris Chief Legal and Compliance Officer	$500,000	0%
Dawn de Lima Chief Administrative Officer	$425,000	0%

	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	2017 result	Performance factor
Free cash flow	60%	$275M	$310M	$345M	$328M	151%
Project Greenlight (strategic transformation)	40%	$75M	$100M	$125M	$191M	200%
2017 CORPORATE RESULT						171%

The table below shows the 2017 annual incentives for each named executive. Neither the HRC nor the Board used its discretion to adjust the calculated award for any of the named executives.

	Earned salary in 2017		Target annual incentive		Corporate performance factor & weighting		Individual performance factor & weighting		20I7 annual incentive
Dawn Farrell President and CEO	$1,000,000	x	100%	x	(171% x 100%)	+	–	=	$1,710,000
Donald Tremblay Chief Financial Officer	$475,000	x	70%	x	(171% x 75%)	+	(125% x 25%)	=	$530,338
Brett Gellner Chief Investment Officer	$500,000	x	70%	x	(171% x 75%)	+	(125% x 25%)	=	$558,250
John Kousinioris Chief Legal and Compliance Officer	$500,000	x	70%	x	(171% x 75%)	+	(200% x 25%)	=	$623,875
Dawn de Lima Chief Administrative Officer	$425,000	x	70%	x	(171% x 75%)	+	(175% x 25%)	=	$511,700

Full details on individual executive performance can be found on page 61.

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Long-term Incentive

The PSU awards granted in 2015 vested on January 1, 2018. They had a grant price of $10.52 per unit, earned dividend equivalents and paid out at 80% of their grant value.

2015-2017 PSU scorecard

	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Weighting	Score
Financial and relative metrics
FFO growth per share per year	2%	3%	4%	0%	16.66%	0%
FCF growth per share per year	4%	6%	8%	8.5%	16.66%	33%
Relative TSR (compared to the S&P/TSX Composite Index)	P25	P50	P75	P11	16.66%	0%
Strategic metrics
Coal negotiation and transition (new metric) Assessment of management’s ability to recover stranded capital, extend contracts for coal or gas conversions, set out a strategy to run merchant converted coal plants if contracts are not available, and create new opportunities in hydro, wind and solar.				130% (See below)	50%	65%

Debt refinancing (new metric)

Assessment of management’s ability to finance capital in the company, which includes financing of $400 million to $800 million in long-term debt and accessing financial markets after a coal transition deal to re-finance debt coming due between 2017 and 2022.

PSU performance factor						98%

To properly assess management’s performance against the strategic metrics, the HRC conducted a comprehensive performance review, which formally began in July 2017 and was completed in March 2018. The HRC considered the following factors in its review:

•                  the state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;

•                  the strategic priorities of the management team at the start of each year;

•                  management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and

•                  the final outcomes and impacts at the end of each year, as well as over the three-year period.

Assessment of Strategic Metrics

Following the HRC comprehensive review, the HRC assessed performance of the strategic goals collectively and assigned a rating of 130%. Highlights of the considerations relevant to each metric are as follows:

Coal negotiation and transition accomplishments

•                  Entered into a Memorandum of Understanding with the Government of Alberta to advance the objectives of the Climate Leadership Plan

•                  Entered into an Off-Coal Agreement with the Government of Alberta providing compensation for stranded capital of $524 million over 14-years

•                  Advanced construction of the South Hedland power station in Western Australia

•                  Advanced the Brazeau Pumped Storage Project in Alberta

•                  Executed a new contract worth $209 million for a cogeneration facility in Mississauga

•                  Secured draft federal coal-to-gas conversion regulations that will extend the life of TransAlta’s coal fleet by 75 years and add an incremental $1 billion of FCF

•                  Entered into a Letter of Intent with Tidewater Midstream to construct a 120 kilometre natural gas pipeline in Alberta

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Debt refinancing accomplishments

•                  Raised nearly $600 million of equity using TransAlta Renewables between May 2015 and January 2016

•                  Raised $1.1 billion in project-level financing with Pingston, Wolfe Island, Melancthon, New Richmond, Poplar Creek and Kent Hills

•                  Sold Wintering Hills, an uncontracted Alberta wind project, for $61 million

•                  Used proceeds from equity and project-level financing to repay maturing corporate debt

•                  Reduced our cost of capital on the credit facility and extended its maturity to 2021 (post PPA) in an uncertain Alberta energy market

•                  Added $200 million of demand letter of credit facility

•                  Increased access to the equity markets and corporate bond markets for capital

•                  Made the strategic decision to reduce our annual per share dividend from $0.18 to $0.04 in January 2016, which saves approximately $160 million annually

•                  Increased our liquidity, from the beginning of 2015 to the end of 2017, from $1.6 billion to $1.8 billion and our FFO-to-debt from 17% to 20%, and reduced our debt from $4.4 billion to $3.4 billion

Payout of 2015-2017 PSU Awards

As noted above, the PSUs granted in 2015 had a grant price of $10.52, earned dividend equivalents and paid out at 80% of their original grant value. The table below shows the payout each named executive received, calculated using a share price of $7.45, the closing price of our common shares on the TSX on December 31, 2017:

	2015 PSU award (# of units)		Dividend equivalents		PSU performance factor		Value of total 2015 PSU payout
Dawn Farrell	132,446	+	20,427	x	100%	=	$1,116,122
Donald Tremblay	35,646	+	5,498	x	100%	=	$300,389
Brett Gellner	55,450	+	8,552	x	100%	=	$467,277
John Kousinioris	37,627	+	5,803	x	100%	=	$317,083
Dawn de Lima	23,764	+	3,665	x	100%	=	$200,259

Payout of 2015-2017 RSU Awards

The restricted share unit (“RSU”) awards granted for 2015 vested on January 1, 2017. They had a grant price of $10.52 per unit, earned dividend equivalents and paid out at 82% of their grant value. The value each named executive received was calculated using $7.45, the closing price of our common shares on the TSX on December 31, 2017.

	2015 RSU award (# of units)		Dividend equivalents		Value of total 2015 RSU payout
Dawn Farrell	66,223	+	10,213	=	$569,450
Donald Tremblay	17,823	+	2,749	=	$153,260
Brett Gellner	27,725	+	4,276	=	$238,407
John Kousinioris	18,813	+	2,901	=	$161,773
Dawn de Lima	11,882	+	1,833	=	$102,173

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2017 Executive Performance

Dawn L. Farrell, President and Chief Executive Officer

As President and CEO, Mrs. Farrell is responsible for the overall performance of the Company, and her exceptional leadership has allowed TransAlta to successfully begin its transition away from coal. Her annual bonus is 100% based on scorecard results and we believe the scorecard results reflect her personal contributions to TransAlta’s success.

Corporately, TransAlta improved over 2016 on nearly all metrics, including free cash flow, free cash flow per share and year-end debt. We also achieved an injury frequency rate of 0.72 — our best result ever.

2017 compensation and five-year lookback

Mrs. Farrell’s realized compensation in 2017, which includes the payout value of her 2015 long-term incentive grant, was 7% above target and 1% above 2016. For 2018, Mrs. Farrell’s target compensation will remain unchanged. Mrs. Farrell elected to receive 100% of her annual incentive in deferred share units in 2013, 2014, and 2015, and to receive 50% in 2016.

Highlights

We have designed Mrs. Farrell’s incentive compensation package to be entirely based on scorecard results and share price performance. However, we continue to assess individual performance and we believe Mrs. Farrell’s leadership and execution in 2017 are wholly and accurately captured in the results TransAlta delivered.

For 2018, Mrs. Farrell’s compensation package will remain unchanged, including salary and incentive targets.

	2013 (realized)	2014 (realized)	2015 (realized)	2016 (realized)	2017 (target)	2017 (realized)	2018 (target)
Base salary	$950,000	$950,000	$950,000	$960,556	$1,000,000	$1,000,000	$1,000,000
Annual incentive	$421,088	$1,105,088	$762,660	$1,729,000	$1,000,000	$1,710,000	$1,000,000
Long-term incentive • PSUs • RSUs • Stock options	$0 n/a n/a	$0 $0 n/a	$0 $287,417 n/a	$211,916 $460,688 n/a	$1,393,333 $696,667 n/a	$1,116,122 $569,450 n/a	$1,210,000 $550,000 $440,000
Special bonus	$0	$0	$150,000	$1,000,000	$0	$0	$0
Total direct compensation	$1,371,088	$2,055,088	$2,150,077	$4,362,160	$4,090,000	$4,395,572	$4,200,000

Mrs. Farrell is a TransAlta shareholder and meets her share ownership requirements of five times her base salary (see page 72 for details).

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Donald Tremblay, Chief Financial Officer

In 2017, Mr. Tremblay made significant contributions to transforming TransAlta, including strengthening the balance sheet and leading the Company’s debt refinancing strategies.

As a result, Mr. Tremblay received an individual performance factor of 125% for 2017. This factor was used to calculate the individual portion of his annual incentive, which is weighted 25%. The remaining 75% is based on corporate results.

2017 individual performance and accomplishments

•                  Built a strong transformation plan to reduce the costs of delivering financial information

•                  Maintained an investment grade credit rating from three credit rating agencies amid the Alberta power market disruption related to the coal phase-out

•                  Initiated organizational transformation by incubating a culture that encourages front-line innovation, accountability and leadership. During 2017, this culture has taken root, as evidenced by 900+ initiatives driven by employees

2017 compensation

Mr. Tremblay’s realized compensation in 2017, which includes the payout value of his 2015 long-term incentive grant, was 6% above target and 36% above 2016. For 2018, his target compensation will remain unchanged.

	2016 (realized)	2017 (target)	2017 (realized)	2018 (target)
Base salary	$455,278	$475,000	$475,000	$475,000
Annual incentive	$485,155	$332,500	$530,338	$332,500
Long-term incentive • PSUs • RSUs • Stock options	$42,187 $91,707 n/a	$375,000 $187,500 n/a	$300,389 $153,260 n/a	$326,563 $148,438 $118,750
Special bonus	$0	$0	$0	$0
Total direct compensation	$1,074,328	$1,370,000	$1,458,986	$1,401,250

Mr. Tremblay is a TransAlta shareholder and has met his share ownership requirements of two times his base salary (see page 72 for details).

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Brett M. Gellner, Chief Investment Officer

In 2017, Mr. Gellner made significant contributions to transforming TransAlta, including the sale of a merchant wind facility in Alberta for approximately $61 million and advancing the Company’s coal-to-gas strategy. Proceeds from the sale were used to reduce debt and fund future renewables growth, including potential contracted renewable opportunities in Alberta.

As a result, Mr. Gellner received an individual performance factor of 125% for 2017. This factor was used to calculate the individual portion of his annual incentive, which is weighted 25%. The remaining 75% is based on corporate results.

2017 individual performance and accomplishments

•                  South Hedland power station successfully commissioned on budget

•                  Sale of Wintering Hills provided a significant means to reduce corporate debt

•                  Expanded Kent Hills

•                  Initiated organizational transformation by incubating a culture that encourages front-line innovation, accountability and leadership. During 2017, this culture has taken root, as evidenced by 900+ initiatives driven by employees

2017 compensation

Mr. Gellner’s realized compensation in 2017, which includes the payout value of his 2015 long-term incentive grant, was 2% above target and 4% below 2016. For 2018, his target compensation will remain unchanged.

	2016 (realized)	2017 (target)	2017 (realized)	2018 (target)
Base salary	$500,000	$500,000	$500,000	$500,000
Annual incentive	$550,000	$350,000	$558,250	$350,000
Long-term incentive • PSUs • RSUs • Stock options	$88,716 $192,904 n/a	$583,333 $291,667 n/a	$467,277 $238,407 n/a	$481,250 $218,750 $175,000
Special bonus	$500,000	$0	$0	$0
Total direct compensation	$1,831,620	$1,725,000	$1,763,934	$1,725,000

Mr. Gellner is a TransAlta shareholder and has met his share ownership requirements of two times his base salary (see page 72 for details).

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John H. Kousinioris, Chief Legal and Compliance Officer and Corporate Secretary

In 2017, Mr. Kousinioris made significant contributions to transforming TransAlta through successful negotiations with the provincial and federal governments to extend the life of the coal plants being converted to gas. These new regulations will allow us to extend the combined life of these facilities by approximately 75 years, adding more than $1 billion of additional free cash flow.

As a result, Mr. Kousinioris received an individual performance factor of 200% for 2017. This factor was used to calculate the individual portion of his annual incentive, which is weighted 25%. The remaining 75% is based on corporate results.

2017 individual performance and accomplishments

•                  Successfully negotiated with the provincial and federal governments to extend the life of the gas-converted coal plants by an aggregate of 75 years, which will add approximately $1 billion in incremental free cash flow

•                  Secured credits for existing wind and hydro facilities from the Government of Alberta, which will contribute additional revenues

•                  Reduced overall department costs

•                  Initiated organizational transformation by incubating a culture that encourages front-line innovation, accountability and leadership. During 2017, this culture has taken root, as evidenced by 900+ initiatives driven by employees

2017 compensation

Mr. Kousinioris’ realized compensation in 2017, which includes the payout value of his 2015 long-term incentive grant, was 11% above target and 6% below 2016. For 2018, his target compensation will remain unchanged.

	2016 (realized)	2017 (target)	2017 (realized)	2018 (target)
Base salary	$480,278	$500,000	$500,000	$500,000
Annual incentive	$528,306	$350,000	$623,875	$350,000
Long-term incentive • PSUs • RSUs • Stock options	$60,196 $130,861 n/a	$416,667 $208,333 n/a	$317,083 $161,773 n/a	$343,750 $156,250 $125,000
Special bonus	$500,000	$0	$0	$0
Total direct compensation	$1,699,641	$1,475,000	$1,602,731	$1,475,000

Mr. Kousinioris is a TransAlta shareholder and has met his share ownership requirements of two times his base salary (see page 72 for details).

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Dawn E. de Lima, Chief Administrative Officer

In 2017, Mrs. de Lima made significant contributions to transforming TransAlta by championing Project Greenlight, a company-wide initiative that will turn TransAlta into Canada’s leading provider of clean power.

As a result, Mrs. de Lima received an individual performance factor of 175% for 2017. This factor was used to calculate the individual portion of her annual incentive, which is weighted 25%. The remaining 75% is based on corporate results.

2017 individual performance and accomplishments

•                  Delivered a total of $63.1 million in ‘one-time’ savings and another $49.5 million in annual savings through Project Greenlight

•                  Completed a major Human Resources reorganization

•                  Advanced TransAlta’s cyber-security efforts

•                  Improved the skills and capabilities of the senior leadership team

•                  Initiated organizational transformation by incubating a culture that encourages front-line innovation, accountability and leadership. During 2017, this culture has taken root, as evidenced by 900+ transformation initiatives driven by employees

2017 compensation

Mrs. de Lima’s realized compensation in 2017 was 13% above target and 29% above 2016. For 2018, her target compensation will remain unchanged. She elected to receive 25% of her annual incentive in deferred share units in 2015 and 2016.

	2016 (realized)	2017 (target)	2017 (realized)	2018 (target)
Base salary	$405,278	$425,000	$425,000	$425,000
Annual incentive	$431,874	$297,500	$511,700	$297,500
Long-term incentive • PSUs • RSUs • Stock options	$38,033 $82,635 n/a	$250,000 $125,000 n/a	$200,259 $102,173 n/a	$292,188 $132,813 $106,250
Special bonus	$0	$0	n/a	$0
Total direct compensation	$957,820	$1,097,500	$1,239,132	$1,253,750

Mrs. de Lima is a TransAlta shareholder and is on track to meeting her share ownership requirements of two times her base salary (see page 72 for details).

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2017 CEO Realized Pay Analysis

The table below compares Mrs. Farrell’s target compensation for the last five years to her compensation as reported in the summary compensation table, as well as the average realized value, highlighting the at-risk nature of her incentive compensation.

	Target compensation	Compensation as reported in the summary compensation table	Realized compensation
2017	$4,200,000	$6,518,000	$4,396,000
2016	$3,653,000	$7,390,000	$4,053,000
2015	$3,965,000	$4,516,000	$2,398,000
2014	$3,965,000	$4,520,000	$2,535,000
2013	$3,965,000	$3,955,000	$1,441,000

•    Target compensation includes base pay, annual incentive at target performance, grant value of long-term incentive awards, and perquisites.

•    Compensation as reported in the summary compensation table includes base pay, annual incentive paid, grant value of long-term incentive awards, pension and perquisites.

•    Realized compensation includes base pay, annual incentive paid, payouts of long-term incentive awards and perquisites.

The next graph shows how Mrs. Farrell’s compensation compares to companies in our comparator group, which was recently updated by the HRC based on the recommendation of Willis Towers Watson, by three-year TSR and three-year average realized pay. As shown by TransAlta’s positioning in the shaded box, there is a strong alignment between pay and performance.

•    Realized compensation includes the three-year average of base pay, annual incentive paid, payouts of long-term incentive awards and any special awards.

•    We used 2015-2017 compensation figures for TransAlta and 2014-2016 compensation data for the other companies in our comparator group, as disclosed publicly in their proxy circulars.

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2017 Share Performance and Executive Pay

The graph and table below show the total return of $100 invested in TransAlta common shares on December 31, 2012, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the three-year average compensation levels for the named executives (as reported in the summary compensation table in prior years and the amount that was realized).

(at December 31)	2012	2013	2014	2015	2016	2017
TransAlta	$100	$97	$80	$41	$63	$65
S&P/TSX Composite Index	$100	$110	$118	$105	$123	$130
3-year average of named executive compensation as reported in the summary compensation table	$10,872,143	$11,459,097	$11,288,041	$11,151,019	$12,804,655	$13,629,527
3-year average of named executive realized compensation	$6,850,506	$6,336,333	$5,409,193	$5,625,373	$7,277,399	$8,734,987

Executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of executives and shareholders.

The HRC and the Board are confident that the CEO and her executive team will successfully lead the company in delivering on its long-term strategy and generate sustainable value for TransAlta and its shareholders.

Named executives:

2013: Dawn Farrell, Brett Gellner, Ken Stickland, Paul Taylor and John Kousinioris.

2014: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Cynthia Johnston.

2015: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.

2016: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.

2017: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Dawn de Lima.

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COMPENSATION GOVERNANCE

The table below is a summary of our compensation practices, many of which represent best practices in the industry.

What we do		What we don’t do
✓	Maintain a pay-for-performance philosophy in which the majority of executive compensation is “at risk” and based on performance against pre-defined metrics that reflect our strategic priorities	✗	No payouts of incentive awards when performance is below threshold
✓	Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✗	No guaranteed increases in compensation in executive employment agreements
✓	Maintain strong governance policies, including clawbacks and anti-hedging, and require executives to be TransAlta shareholders	✗	No re-pricing, backdating or exchanges of stock options or other long-term incentive awards
✓	Maintain a Human Resources Committee that is made up of independent directors and has the necessary skills, knowledge and experience to carry out its responsibilities effectively	✗	No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes
✓	Require the Human Resources Committee to retain an independent adviser	✗	No counting of performance share units or unvested or unexercised stock options toward share ownership requirements
✓	Cap the performance factors in the annual incentive and performance share unit plans for exceptional performance	✗	No single-trigger change of control provisions in employment agreements
✓	Allow executives to convert a portion of their annual bonus to deferred share units	✗	No hedging of TransAlta securities
✓	Annually review our executive compensation program to ensure continued regulatory compliance and alignment with shareholder interests and sound risk management and governance principles	✗	No granting of loans to directors or executives
✓	Benchmark executive compensation and our incentive plans against a select group of companies similar to TransAlta	✗	No granting of stock options to independent directors

The Board has delegated governance of the Company’s human resource policies and practices to the HRC.

All of the members of the HRC are independent. Average tenure is 3.5 years and Georgia Nelson, Committee Chair, has been a member of the TransAlta Board since 2014.

Key skills and experience	Number of committee members with specific skills or experience
Human resources / Executive compensation	4 of 4
Regulatory / Compliance	3 of 4
Strategy and development	4 of 4
Electric energy / Utility	2 of 4

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Independent Advice

The HRC retains an external consultant to provide independent advice regarding TransAlta’s compensation strategy and program, and to advise on all matters related to executive compensation. The HRC retained Willis Towers Watson as its independent adviser in 2017.

The HRC confirms the independence of its consultant every year, and reviews whether the work provided raises any conflicts of interest. After its 2017 review, the HRC confirmed that there were no conflicts of interest with Willis Towers Watson.

Willis Towers Watson provided a broad range of services in 2017 as part of the HRC’s systematic comprehensive review of executive compensation:

Highlights

The HRC considers the following factors in evaluating the independence of an adviser:

•        Any business or personal relationship between a member of the HRC or TransAlta’s executive team and the adviser

•        The scope, if any, of other services provided by the adviser to TransAlta

•        The policies and procedures of the adviser that are designed to prevent conflicts of interest

•                Conducted a comprehensive review of TransAlta’s comparator group

•                Benchmarked compensation for the CEO and the CEO’s direct reports relative to the comparator group

•                Completed ISS and Glass Lewis pay-for-performance modelling to assist the Committee in understanding potential “say on pay” outcomes

•                Reviewed executive share ownership guidelines

•                Extensively reviewed the HRC Charter

•                Completed a compensation regulatory review

•                Reviewed the compensation discussion and analysis

•                Consulted on numerous compensation governance matters, including proxy adviser positions following our 2017 “say on pay” and in advance of our 2018 “say on pay”

Management does not retain a compensation adviser. Management has retained Aon Hewitt since 2007 as its primary actuary and consultant on our pension plans. Management approves Aon Hewitt’s fees.

The table below shows the fees paid in 2017 and 2016 to Willis Towers Watson for executive compensation-related fees, and to Aon Hewitt for pension-related work.

	2017	2016
Executive compensation-related fees	$220,112	$274,142
All other fees (pension)	$383,628	$317,325
Total	$603,740	$591,467

Note: In addition to the amounts above, Aon Hewitt received US$143,734 in 2017 and US$209,051 in 2016 for pension services provided to our U.S. subsidiaries.

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Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and U.S. companies in our industry that have similar revenue, assets and market capitalization, and companies that we compete with for executive talent.

The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels relative to our compensation strategy. The HRC also considers the competitiveness of the Calgary market for executive talent.

Total compensation is benchmarked to similar roles in the comparator group and total target compensation is set within a competitive range (+/-20%) of the median of the group. For U.S. companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

Highlights

In 2017, the HRC’s independent adviser, Willis Towers Watson, conducted a thorough and extensive review of TransAlta’s comparator group to ensure the appropriateness of each company in the group. Based on this review, the Committee approved the following changes:

•            TransCanada Corporation and Enbridge Inc. were removed as they are significantly larger than TransAlta

•            Atlantic Power Corporation was replaced with Vermillion Energy Corporation as it is a closer comparator

TransAlta’s 2017 executive compensation comparator group, which was developed by Willis Towers Watson, was as follows:

Canadian companies (weighted 75%)		U.S. companies (weighted 25%)

Algonquin Power & Utilities AltaGas Ltd. ATCO Group Brookfield Renewable Partners Cameco Corp. Capital Power Corporation Cenovus Energy Inc. Emera Inc. Encana Corp.	Fortis Inc. Husky Energy Inc. Inter Pipeline Ltd. Keyera Corp. Northland Power Inc. Obsidian Energy Ltd. Pembina Pipeline Corp. Vermillion Energy Inc.	AES Corp. Alliant Energy Corp. Black Hills Corp. Calpine Corp. Dynegy Inc. Great Plains Energy Inc.	NRG Energy, Inc. OGE Energy Corp. Pinnacle West Capital Corp. Portland General Electric Co. SCANA Corp. Westar Energy Inc.

Relative to the companies above:

•                  TransAlta is positioned at the 41st percentile in total assets

•                 There are only two Canadian companies (Fortis Inc. and Husky Energy Inc.) and two U.S. companies (AES Corp. and NRG Energy, Inc.) that have total assets greater than 3x those of TransAlta. We include them due to their similar operations and/or presence in the Calgary market

•                 There is one Canadian company (Obsidian Energy Ltd.) that has total assets less than 1/3x those of TransAlta. We include them due to their presence in the Calgary

•                  TransAlta is positioned at the 39th percentile in total revenues

•                 There is only one Canadian company (Husky Energy Inc.) and three U.S. companies (AES Corp., NRG Energy, Inc. and Calpine Corp.) that have total revenues greater than 3x those of TransAlta. We include them due to their similar operations and / or presence in the Calgary market

•                 There is one Canadian company (Obsidian Energy Ltd.) that has total revenues less than 1/3x those of TransAlta. We include them due to their presence in the Calgary market

Based on the 2017 executive compensation review conducted by Willis Towers Watson using the companies above, CEO compensation at target is currently at the 52nd percentile.

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Disciplined Decision-making Process

Compensation program design and decision-making involves management, the HRC and the Board.

Management’s recommendations	>	Committee review and recommendations	>	Board review and approval

•                 Reviews and analyzes current compensation strategy

•                 Reviews input from the HRC’s independent compensation adviser

•                 Reviews peer company compensation strategies and provides recommendations to the committee

•                 Reviews management’s recommendations

•                 Considers comparative data, benchmarking and the advice of its independent compensation adviser

•                 Reviews the design and metrics for the short and long-term incentive plans to make sure they align with our strategic priorities

•                 Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes

•                 Evaluates business and management’s performance at the end of the year and makes compensation recommendations to the Board

•                 Considers recommendations from the HRC, its advisers and management

•                 Considers corporate objectives and strategy

•                 Reviews the current market conditions

•                 Reviews Company performance and makes its final decisions including the CEO’s compensation and all equity-compensation awards

Use of Discretion

In extraordinary circumstances, the Board retains the option to adjust the calculated results, using its experience and collective business judgment, and recognizes that the effectiveness of the various plans is best served when the Board uses its discretion sparingly.

The Board may, at the recommendation of the HRC, exercise discretion in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results. The exercise of discretion can be used to either increase or decrease compensation, depending on the circumstances.

Over the past three years, the Board exercised discretion twice:

•            In 2015, the Board rewarded the CEO with a special $150,000 bonus, and three other named executives with $100,000, for designing and implementing a new organizational structure to enable our company to better navigate through harsh economic conditions in the Alberta marketplace.

•            In 2016, the Board rewarded the CEO with a special $1,000,000 bonus, and three other named executives with $500,000, for making 2016 the most impactful year in TransAlta’s 100+ year history. The Off-Coal Agreement signed with the Government of Alberta, which entitled TransAlta to $524 million over 14 years, immediately stabilized the future of our company at a time of unprecedented uncertainty and deserved immediate recognition.

In 2017, no discretionary awards were considered, as the compensation plans now in place ensure the full array of management’s successes are appropriately captured and recognized.

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Executive Share Ownership

We believe executives and Board members should have a meaningful equity stake in the Company to align their long-term interests with those of our shareholders.

Ownership requirements vary by level, and executives must meet the required level of share ownership within five years of being appointed to the position. If an executive is promoted to a position with a higher ownership requirement, he or she will have five years from the new effective date to meet the higher requirement.

The HRC reviews our share ownership guidelines annually to make sure they are consistent with market practice.

If an executive does not meet his or her share ownership requirement within the designated time period, the Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the policy.

The table below shows the share ownership for each named executive. We used $7.57, the weighted average price of our common shares on the TSX for the 20 trading days ending the day before December 31, 2017 to value their holdings. See Total value of equity holdings at year-end on page 79 for a breakdown.

Highlights The Board increased the share ownership guidelines for the President and CEO from 4x to 5x base salary in July 2017.

Highlights For the purposes of determining compliance within the executive share ownership policy, all common shares, DSUs, and RSUs are included.

Mrs. Farrell, Mr. Tremblay, Mr. Gellner, and Mr. Kousinioris have all exceeded their ownership requirement, and Mrs. de Lima is on track to meet her guideline. Mrs. de Lima has until December 2020 to comply.

(as at December 31, 2017)	Ownership requirement (multiple of base pay)	Number of equity securities required	Current holdings	Value of current holdings	In compliance with policy	Hold period after leaving TransAlta
Dawn Farrell President and CEO	5x (new)	660,502	783,003	$5,927,335	Yes (5.9x)	1 year
Donald Tremblay Chief Financial Officer	2x	125,495	135,191	$1,023,399	Yes (2.2x)	-
Brett Gellner Chief Investment Officer	2x	132,100	168,114	$1,272,623	Yes (2.6x)	-
John Kousinioris Chief Legal and Compliance Officer	2x	132,100	135,468	$1,025,492	Yes (2.1x)	-
Dawn de Lima Chief Administrative Officer	2x	112,285	88,116	$667,034	On Track (1.6x)	-

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Managing Compensation Risk

The Board believes that our executive compensation program does not raise TransAlta’s risk profile based on an annual risk review conducted by the HRC.

The risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact) as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

Our compensation program has various features that limit unreasonable or inappropriate risk-taking:

•             Incentive plan payouts are based on a combination of absolute and relative metrics

•             Target performance is set within our risk profile and provides sufficient incentive for our executives to achieve the corporate objectives

•             PSU awards have overlapping performance periods

•             Targets for the annual and long-term incentive awards are set annually so they are relevant and appropriate

•             Performance factors under the annual incentive plan and performance share unit plan are capped at 200% and payouts are also capped to avoid excessive risk-taking

•             Expenditure authority limits are established for different levels in the organization and any expenditures, new investment programs or products to be undertaken must be reviewed by a five-member investment committee

Key policies

•             Clawback policy – allows the Board to recoup all variable compensation awarded to an executive if:

•             The payment was based on achieving certain financial results that were subsequently the subject of a restatement of TransAlta’s financial statements filed with securities regulatory authorities, and

•             The executive engaged in gross negligence, intentional misconduct or fraud that caused, or partly caused, the need for a restatement, and

•             The incentive compensation would have been lower had the financial results been properly reported

•             Anti-hedging policy – prohibits executives and directors from speculative trading in our shares. Insiders are prohibited from:

•             Directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security

•             Directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates, or

•             Engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.

Other important policies

We have codes of conduct for our employees, officers and directors to ensure we always protect TransAlta’s assets and act ethically and responsibly in everything we do. Our insider trading policy and reporting guidelines put restrictions on insiders and others who have a special relationship with TransAlta so that they do not trade our securities on privileged information or during blackout periods. All insiders must also pre-clear their transactions before they carry out a trade.

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2017 COMPENSATION PROGRAMS

Executive compensation includes direct compensation (fixed and variable) and indirect compensation (pension and other benefits).

	Base salary	Annual incentive	Long-term incentive (PSUs)	Long-term incentive (RSUs)	Long-term incentive (Options)
Primary purpose	• Reward for ongoing work performed • Continuity	• Reinforce and drive short-term priorities • Recognize and reward corporate and individual performance	• Align interests with shareholders • Recognize and reward performance	• Reinforce and drive long-term shareholder value	• Reinforce and drive long-term shareholder value
Performance period	• Ongoing	• 1 year	• 3 years	• 3 years	• 7 years
Payment	• Ongoing	• In March after end of performance period	• In March after end of performance period	• In March after end of performance period	• When exercised
Cash or Equity	• Cash	• Cash or DSUs at NEO’s election	• Cash or common shares at Board discretion	• Cash or common shares at Board discretion	• Common shares (cash when exercised)

Pension

Defined contribution (DC) pension plan (page 80)

•        Non-contributory pension plan for participants

•        Company contributes 5% of base pay and annual incentive, up to the limit under the Income Tax Act (Canada)

•        Employees choose the types of investments for allocating the pension contributions

Benefits (see below)

•        Flexible health benefits coverage employee elects coverage every two years

Supplemental pension plan (SPP) (page 80)

•        Provides a pension on the executive’s earnings above the contribution limit of the Income Tax Act (Canada) based on the executive’s pensionable service period

•        Defined benefit SPP for executives who started before January 1, 2016; defined contribution SPP for executives who started on or after January 1, 2016

Perquisites (see below)

•        Annual automobile and perquisite allowance

Executives participate in the same pension and benefits programs as our other employees. Executives also participate in a Supplemental Pension Plan. Life insurance, disability, medical and dental coverage are included in the benefits program. Employees allocate their annual benefits allowance to the different plan components based on their needs, and can receive enhanced coverage by making contributions through payroll deductions. Automobile allowances are provided to the named executives and other senior management employees. Amounts are fixed and vary by level based on market practice. The annual perquisite allowance is in lieu of additional benefits.

	Auto allowance	Perquisite allowance
Dawn Farrell	$20,000	$50,000
Donald Tremblay	$16,000	$10,000
Brett Gellner	$16,000	$10,000
John Kousinioris	$16,000	$10,000
Dawn de Lima	$16,000	$10,000

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Annual Incentive Plan

The Board set the targets in the annual incentive program with significant stretch and to have a 50% likelihood of achievement. In addition, scorecard results are capped at 200% to mitigate against excessive risk and inappropriate behaviour.

For the 2017 performance year, our scorecard included two financial metrics that we believe represent the highest short-term priorities with the greatest impact on shareholder value. We also have business unit scorecards which include a combination of financial, operational, and safety metrics, but none of these scorecards were applicable to this year’s named executives. The metrics are reviewed and approved by the Board to make sure they reflect our current priorities and are appropriate for driving strong performance for the year.

The table below shows how the HRC calculated the 2017 corporate scorecard result, which is the highest result in several years. The Board and the HRC believe this appropriately reflects the outstanding work completed in 2017 as we continue to transform TransAlta.

2017 Corporate Result

	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	2017 result	Performance factor
Free cash flow	60%	$275M	$310M	$345M	$328M	151%
Project Greenlight (strategic transformation)	40%	$75M	$100M	$125M	$191M	200%
						171%

Highlights

In 2017, we replaced cash return on book equity (50%) with Project Greenlight (strategic transformation) (40%), a new financial metric that represents TransAlta’s central effort to drive financial performance.  The 2017 targets and results below represent a combination of cost reductions, working capital reductions, future cost avoidance, net new revenues, and sustaining capital reductions that are helping turn TransAlta into Canada’s leading provider of clean power.

The table below shows the weightings for corporate and individual performance factors for each named executive, as well as their maximum payout as a percentage of base salary. As President and CEO, Mrs. Farrell’s performance under the annual incentive is based entirely on our corporate performance (up from an 80% weighting in 2015 and a 75% weighting in 2014).

	Performance weightings		Payout as a percentage of base salary
	Corporate	Individual	Minimum	Target	Maximum
Dawn Farrell President and CEO	100%	–	0%	100%	200%
Donald Tremblay Chief Financial Officer	75%	25%	0%	70%	140%
Brett Gellner Chief Investment Officer	75%	25%	0%	70%	140%
John Kousinioris Chief Legal and Compliance Officer	75%	25%	0%	70%	140%
Dawn de Lima Chief Administrative Officer	75%	25%	0%	70%	140%

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Long-term Incentive Plan

For the 2017-2018 performance cycle, long-term incentive plan grants were based on a percentage of salary and consisted of performance share units, restricted share units and stock options.

	Target grant value		Allocation

	Amount	% of Salary	PSUs	RSUs	Options
Dawn Farrell	$2,200,000	220%	55%	25%	20%
Donald Tremblay	$593,750	125%	55%	25%	20%
Brett Gellner	$875,000	175%	55%	25%	20%
John Kousinioris	$625,000	125%	55%	25%	20%
Dawn de Lima	$531,250	125%	55%	25%	20%

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, as well as the performance metrics, targets and weightings for the PSU awards.

We emphasize financial and strategic metrics under the PSU plan. The ultimate value of the PSUs, RSUs and stock options is linked to our share price, aligning the interests of executives and shareholders. All have three-year vesting, but stock options expire at the end of seven years, emphasizing the focus on shareholder value over the longer term.

2017-2019 PSU scorecard

The corporate performance factor will be calculated using the following metrics and weightings:

	Threshold (50%)	Target (100%)	Maximum (200%)	Weighting
1. Funds from operations to debt				70%
2017 (weighted 25%)	17.2%	18.2%	19.2%
2018 (weighted 25%)	19.7%	20.7%	21.7%
2019 (weighted 25%)	15.4%	16.4%	17.4%
3-year average (weighted 25%)	17.0%	18.5%	20.0%

2. Transition to renewable energy (new measure)				30%

Management will be assessed on its ability to make clear progress and substantive advancement on executing the coal to gas transition, including but not limited to, securing regulations that support conversion, the Brazeau Pumped Storage project, ensuring that the new capacity market in Alberta treats incumbent thermal and renewable generators fairly, and/or growth in wind power in Alberta and Saskatchewan.

TSR Modifier

We will apply a total shareholder return (“TSR”) modifier to the corporate performance factor to determine the PSU performance factor, which will determine the number of units that vest. This feature directly links executive compensation to shareholder interests. We compare our TSR for the three-year period to the return of the S&P/TSX Composite Index to determine the modifier.

If our relative TSR is	Then the modifier will be
Above P75	1.2

Between P25 and P75	0.8 – 1.2 (straight-line interpolation)

Below P25	0.8

Stock Option Grants

Options cliff vest after three years and expire after seven years. We use the Black-Scholes pricing model to calculate the number of stock options to be granted. However, if the calculated option value is below 12% of our common share price at the time of grant, we will use a fixed option value of 12% of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility. See the footnote to the summary compensation table on page 77 for more information about how we value the stock option awards.

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2017 COMPENSATION DETAILS

Summary Compensation Table

The table below sets out the annual compensation received by our five named executives for our financial years ending December 31, 2017, 2016 and 2015.

	Year	Salary	Share-based awards	Option- based awards	Non-equity incentive plans	Pension value	All other compensation	Total compensation
Dawn L. Farrell President and Chief Executive Officer	2017	$1,000,000	$1,760,000	$440,000	$1,710,000	$1,525,800	$82,616	$6,518,416
	2016	$960,556	$1,318,125	$439,375	$2,729,000	$1,866,400	$76,322	$7,389,778
	2015	$950,000	$2,090,000	n/a	$912,660	$488,800	$74,215	$4,515,675
Donald Tremblay Chief Financial Officer	2017	$475,000	$475,000	$118,750	$530,338	$275,800	$29,586	$1,904,474
	2016	$455,278	$354,375	$118,125	$485,155	$212,400	$26,000	$1,651,333
	2015	$450,000	$562,500	n/a	$320,894	$177,800	$26,000	$1,537,194
Brett M. Gellner Chief Investment Officer	2017	$500,000	$700,000	$175,000	$558,250	$494,800	$26,000	$2,454,050
	2016	$500,000	$562,500	$187,500	$1,050,000	$392,400	$26,000	$2,718,400
	2015	$500,000	$875,000	n/a	$338,563	$206,800	$26,000	$1,946,363
John H Kousinioris Chief Legal and Compliance Officer	2017	$500,000	$500,000	$125,000	$623,875	$383,800	$31,123	$2,163,798
	2016	$480,278	$374,063	$124,688	$1,028,306	$310,400	$26,000	$2,343,735
	2015	$475,000	$593,750	n/a	$326,634	$190,800	$26,000	$1,612,184
Dawn E. de Lima Chief Administrative Officer	2017	$425,000	$425,000	$106,250	$511,700	$448,800	$26,000	$1,942,750
	2016	$405,278	$315,000	$105,000	$431,874	$680,400	$26,000	$1,963,552
	2015	$325,000	$562,500	n/a	$159,534	$117,800	$26,000	$1,190,834

Notes:

Salary

In 2017, there were no salary increases provided to any member of TransAlta’s executive team. In 2016, Mrs. Farrell’s salary increased from $950,000 to $1,000,000, Mr. Tremblay’s salary increased from $450,000 to $475,000, Mr. Kousinioris’ salary increased from $475,000 to $500,000, and Mrs. de Lima’s salary increased from $400,000 to $425,000.

Share-based awards

Total grant date fair value of units awarded under the long-term incentive plan. All units granted in 2017 were made on March 7, 2017 using the closing share price of our shares on the TSX on March 6, 2017 of $7.25. All grants made in 2016 and 2015 were made on January 1 of each year using the closing share price of our shares on the TSX on the last trading day before the grant ($4.91 for 2016 and $10.52 for 2015).

Option-based awards

Total grant date fair value of stock options granted under the long-term incentive plan. We use the Black-Scholes method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the fair value of the 2017 and 2016 awards. We did not grant stock option awards in 2015.

	Grant date	Grant price	Term	Risk-free rate	Volatility	Dividend yield	Value per option
2017	March 7, 2017	$7.25	7 years	1.38%	27.30%	2.21%	$1.62
2016	February 22, 2016	$5.93	7 years	0.93%	26.08%	2.70%	$1.11

Non-equity incentive plans

Cash bonuses for annual performance represent payments made under the annual incentive program. In 2016, these amounts also include outstanding leadership and recognition payments ($1,000,000 for Mrs. Farrell and $500,000 each for Mr. Gellner and Mr. Kousinioris). In 2015, these amounts also include performance payments ($150,000 for Mrs. Farrell and $100,000 each for Mr. Tremblay, Mr. Gellner and Mr. Kousinioris).

Pension value

Sum of the compensatory amounts related to the defined contribution pension plan and supplemental pension plan. Mrs. Farrell’s pension value increased in 2016, reflecting her first salary increase since 2012, the payment of an annual incentive at 200% of target and her outstanding leadership and recognition bonus of $1,000,000.

All other compensation

Amounts are for car allowances and annual perquisite allowances. In 2017, these amounts also include the cost of additional life insurance over and above the Company’s standard benefits package ($12,616 for Mrs. Farrell, $3,586 for Mr. Tremblay, and $5,123 for Mr. Kousinioris). In 2016, the amount for Mrs. Farrell also included $6,322 for additional life insurance.

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Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the named executives as at December 31, 2017:

			OPTION-BASED AWARDS				SHARE-BASED AWARDS
							# of shares or units of shares that have not vested (2)		Market or payout value of share awards that have not vested (3)		Market or payout value of
	Grant date	Vesting date	# of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options (1)	PSUs	RSUs	PSUs	RSUs	vested shares that have not yet paid out

Dawn Farrell	03/07/2017	03/07/2020	270,833	$7.25	03/07/2024	$54,167	168,602	76,637	$1,256,085	$570,946	$0
	02/23/2016	02/23/2019	395,628	$5.93	02/23/2023	$601,355
	01/01/2016	01/01/2019					186,325	93,163	$1,388,125	$694,066	$0
	01/01/2015	01/01/2018					152,054	76,027	$1,110,146	$566,401	$0
Total			666,461			$655,522	506,981	245,827	$3,754,356	$1,831,413	$0

Donald Tremblay	03/07/2017	03/07/2020	73,094	$7.25	03/07/2024	$14,619	45,503	20,683	$338,999	$154,090	$0
	02/23/2016	02/23/2019	106,364	$5.93	02/23/2023	$161,673
	01/01/2016	01/01/2019					50,093	25,047	$373,195	$186,597	$0
	01/01/2015	01/01/2018					40,923	20,462	$298,780	$152,439	$0
Total			179,458			$176,292	136,519	66,192	$1,010,974	$493,126	$0

Brett Gellner	03/07/2017	03/07/2020	107,718	$7.25	03/07/2024	$21,544	67,057	30,480	$499,576	$227,078	$0
	02/23/2016	02/23/2019	168,831	$5.93	02/23/2023	$256,624
	01/01/2016	01/01/2019					79,513	39,756	$592,375	$296,184	$0
	01/01/2015	01/01/2018					63,659	31,830	$464,775	$237,130	$0
Total			276,549			$278,168	210,229	102,066	$1,556,726	$760,392	$0

John Kousinioris	03/07/2017	03/07/2020	76,941	$7.25	03/07/2024	$15,388	47,898	21,772	$356,843	$162,203	$0
	02/23/2016	02/23/2019	112,273	$5.93	02/23/2023	$170,655
	01/01/2016	01/01/2019					52,876	26,439	$393,927	$196,967	$0
	01/01/2015	01/01/2018					43,197	21,598	$315,385	$160,906	$0
Total			189,214			$186,043	143,971	69,809	$1,066,155	$520,076	$0

Dawn de Lima	03/07/2017	03/07/2020	65,400	$7.25	03/07/2024	$13,080	40,714	18,506	$303,317	$137,871	$0
	02/23/2016	02/23/2019	94,546	$5.93	02/23/2023	$143,709
	01/01/2016	01/01/2019					44,528	22,264	$331,730	$165,865	$0
	01/01/2015	01/01/2018					27,282	13,641	$199,187	$101,626	$0
Total			159,946			$156,789	112,524	54,411	$834,234	$405,362	$0
Total			1,471,628			$1,452,814	1,110,224	538,305	$8,222,445	$4,010,369	$0

Notes:

(1)  The value of unexercised in-the-money options = the difference between the closing price of our common shares on the TSX on December 31, 2017 ($7.45) and the option exercise price multiplied by the number of outstanding vested and unvested stock options.

(2)  The number of RSUs and PSUs outstanding, including dividend equivalents, as of December 31, 2017.

(3)  Calculated using $7.45, the closing price of our common shares on the TSX on December 31, 2017. PSUs granted in 2017 and 2016 assume performance at target (100%). The values for PSUs granted in 2015 reflect a PSU performance factor of 98%.

78  |  TransAlta Corporation 2018 Management Proxy Circular

Value Vested During the Year

The table below includes the amount of variable compensation that vested and was paid in 2017:

	Option-based awards	Share-based awards		Non-equity incentive plans
		PSUs	RSUs
Dawn Farrell	$0	$211,916	$460,688	$1,710,000
Donald Tremblay	$0	$42,187	$91,707	$530,338
Brett Gellner	$0	$88,715	$192,904	$558,250
John Kousinioris	$0	$60,196	$130,861	$623,875
Dawn de Lima	$0	$38,033	$82,635	$511,700

PSUs granted on January 1, 2014 vested on January 1, 2017, and paid out at 23% of their grant value.  Amounts under non-equity incentive plans include the annual incentive under the annual incentive plan.

Total Value of Equity Holdings at Year-End

	Shares	RSUs	Officer deferred share units	Total
Dawn Farrell	$1,023,948	$1,860,912	$3,042,474	$5,927,335
Donald Tremblay	$522,330	$501,069	$0	$1,023,399
Brett Gellner	$499,983	$772,640	$0	$1,272,623
John Kousinioris	$497,039	$528,453	$0	$1,025,492
Dawn de Lima	$166,760	$411,891	$88,384	$667,034

We valued the equity holdings using $7.57 per common share, the 20-day volume-weighted average closing price of our common shares on the TSX for the 20 days ending the trading day before December 31, 2017. RSU values include unvested RSUs and vested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan.

Mrs. Farrell also held 506,981 PSUs and 666,461 stock options at December 31, 2017.

Equity Compensation Plan Information

The HRC approves stock option awards. Options may be granted to employees in Canada and the U.S. and are priced according to the provisions of the plan in the currency where the employee resides. The total number of options that can be issued under the plan cannot be higher than the maximum number of shares allocated under the plan, which is set at 13,000,000.

At December 31, 2017, there were 2,884,569 options outstanding under the option plan for both Canadian and U.S. participants and 987,250 of them were exercisable:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities included in first column)
Equity compensation plans approved by security holders Stock option plan	2.88 million	$14.26	2.61 million
Total

The table below provides details on TransAlta’s burn rate as it pertains to the stock option plan over the past three years:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Number of options granted in the applicable year	760,239	1,137,080	0
Number of shares outstanding	288,000,000	288,000,000	280,000,000
Burn rate	0.26%	0.39%	0.00%

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Retirement Plans

All employees, including the named executives, participate in a defined contribution plan (DC plan) registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act.

Executive officers hired before January 1, 2016 also participate in a supplementary pension plan (SPP), which is a defined benefit, non-registered plan. Those hired after January 1, 2016 participate in a defined contribution, non-registered supplementary pension plan.

Defined Contribution Plan

We contribute 5% of employees’ pensionable earnings, defined as 100% of base pay and annual incentive, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the company before turning 55, they can transfer their account balance to a personal, locked-in account.

In 2017, the maximum annual contribution under the plan was $23,607 (i.e., 90% of the $26,230 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each named executive’s DC plan as at December 31, 2017:

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at end of year
Dawn Farrell	$321,335	$23,607	$29,279	$374,221
Donald Tremblay	$81,909	$23,607	$18,937	$124,453
Brett Gellner	$274,853	$23,607	$25,147	$323,606
John Kousinioris	$115,333	$23,607	$11,516	$150,456
Dawn de Lima	$342,694	$23,607	$30,935	$397,236

Supplemental Pension Plan

We fund a non-contributory supplemental pension plan (SPP) for executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).

For executives hired before January 1, 2016, the SPP provides a defined benefit pension of 2% of the final average pensionable earnings (base pay and annual incentive) in excess of the average DC plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

For executives hired on January 1, 2016 or later, the SPP provides a defined contribution pension of an additional 5% on the portion of the executive’s pensionable earnings (base pay and annual incentive) that is above the maximum allowed under the DC plan.

Participants are eligible to retire after they turn 55 and complete two years of service, but the pension amount they receive is based on several factors:

•             They receive their full monthly pension if they retire after they turn 60 or their total years of service plus age equal 85 or more

•             Their monthly pension is reduced by 5/12 of 1% for each month that their retirement date precedes their unreduced retirement date

•             Pension payments are increased by 2% per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

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A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred monthly pension.

Pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits. U.S. taxpayers are required to receive a commuted value over a specific period of time according to section 409A of the U.S. Internal Revenue Code.

The table below shows the estimated value of the supplemental pension plan for each named executive as of December 31, 2017 and our accrued obligation as of that date.

	Number of years of credited service	Annual benefits payable		Accrued obligation at start of year	Compensatory	Non- compensatory	Accrued obligation at end of year
		At year-end	At age 65
Dawn Farrell	10.42	$433,000	$731,000	$7,337,000	$1,514,000	$879,000	$9,730,000
Donald Tremblay	3.75	$46,000	$201,000	$499,000	$264,000	$79,000	$842,000
Brett Gellner	9.33	$139,000	$299,000	$1,855,000	$483,000	$225,000	$2,563,000
John Kousinioris	5.08	$73,000	$242,000	$871,000	$372,000	$121,000	$1,364,000
Dawn de Lima	12.00	$97,000	$185,000	$1,692,000	$437,000	$389,000	$2,518,000

Values are based on the following assumptions:

•             3.6% annual discount rate (to measure the accrued pension liability at December 31, 2017);

•             3% salary increases before taking into account the limits on final average earnings;

•             Retirement rates based on our pension plan experience; and

•             2.5% increase in DC earnings limits (to determine final average pensionable earnings).

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Termination and Change of Control

In October 2016, we entered into new employment agreements with each named executive. The provisions remained the same for termination without cause and double trigger change of control, and provisions were added for retirement, death and permanent disability to align more closely with market practice.

All of the named executives are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to ours for the severance period outlined in the table on the next page.

The table below sets out how each compensation element is treated if a named executive’s employment is terminated.

		Annual incentive	Long-term incentive			Additional pension value
Event	Salary		RSUs	PSUs	Stock options		Benefits
Resignation / Termination for cause	ends on resignation date	forfeited	forfeited	forfeited	forfeited	none	none
Retirement (Age 60 with minimum 10 years of service)	ends on retirement date	pro-rated to retirement date, payout based on actual performance	vest as normal	vest as normal, payout based on actual performance	vest as normal, exercisable for up to earlier of 36 months or normal expiry	none	none
Death	ends on date of death	pro-rated to date of death, payout based on actual performance	vest in full	vest in full, payout based on actual performance	vest in full, exercisable for one year or normal expiry, whichever comes first	none	As per TransAlta’s benefits plan
Termination without cause	18 months of base salary Mrs. Farrell: 24 months of base salary	pro-rated to termination date, payout at target performance	pro-rated to termination date Mrs. Farrell: vest in full per legacy provisions	pro-rated to termination date, payout based on actual performance Mrs. Farrell: vest in full, payout at maximum per legacy provisions	unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	entitled to accrued pension benefits plus the value of service credits for the severance period	16% of base salary Mrs. Farrell: 22% of base salary
Double trigger change of control	24 months of base salary 18 months of base salary for executives hired after January 1, 2016	pro-rated to date of double trigger change of control, payout at target performance	vest in full	vest in full, payout based on actual performance Mrs. Farrell, Mr. Gellner and Mrs. de Lima: payout at maximum per legacy provisions	at the discretion of the Board, see below	entitled to accrued pension benefits plus the value of service credits for the severance period	As per TransAlta’s benefits plan

About stock options under a change of control

Under the stock option plan, if there is a change of control, the Board may:

•                  Cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control)

•                  Cancel any or all outstanding options in exchange for a substitute award, or

•                  Cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of shares multiplied by the difference, if any, between the exercise price of the option and our closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the option then the Board may cancel that option without any payment

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The table below shows the incremental amounts that would have been paid to each named executive if their employment had been terminated at December 31, 2017:

	Event	Severance period (in months)	Base salary	Annual incentive (1)	Long-term incentive	Additional pension value	Benefits	Other (2)	Total
Dawn Farrell	Resignation / Termination for cause	–	–	–	–	–	–	–	–
	Retirement (3)	–	–	$1,380,000	$4,037,493	–	–	–	$5,417,493
	Death	–	–	$1,380,000	$6,060,041	–	–	–	$7,440,041
	Termination without cause	24	$2,000,000	$3,000,000	$10,040,957	$2,582,000	$440,000	$950,000	$19,012,957
	Double trigger CoC	24	$2,000,000	$3,000,000	$10,040,957	$2,582,000	$440,000	$950,000	$19,012,957
Donald Tremblay	Resignation / Termination for cause	–	–	–	–	–	–	–	–
	Retirement (3)	–	–	–	–	–	–	–	–
	Death	–	–	$458,850	$1,631,611	–	–	–	$2,090,461
	Termination without cause	18	$712,500	$831,250	$910,184	$302,000	$114,000	$350,000	$3,219,934
	Double trigger CoC	24	$950,000	$997,500	$1,631,611	$462,000	$152,000	$350,000	$4,543,111
Brett Gellner	Resignation / Termination for cause	–	–	–	–	–	–	–	–
	Retirement (3)	–	–	–	–	–	–	–	–
	Death	–	–	$483,000	$2,519,403	–	–	–	$3,002,403
	Termination without cause	18	$750,000	$875,000	$1,416,680	$565,000	$120,000	$375,000	$4,101,680
	Double trigger CoC	24	$1,000,000	$1,050,000	$4,170,981	$724,000	$160,000	$375,000	$7,479,981
John Kousinioris	Resignation / Termination for cause	–	–	–	–	–	–	–	–
	Retirement (3)	–	–	–	–	–	–	–	–
	Death	–	–	$483,000	$1,720,783	–	–	–	$2,203,783
	Termination without cause	18	$750,000	$875,000	$960,362	$528,000	$120,000	$370,000	$3,603,362
	Double trigger CoC	24	$1,000,000	$1,050,000	$1,720,783	$690,000	$160,000	$370,000	$4,990,783
Dawn de Lima	Resignation / Termination for cause	–	–	–	–	–	–	–	–
	Retirement (3)	–	–	–	–	–	–	–	–
	Death	–	–	$410,550	$1,363,866	–	–	–	$1,774,416
	Termination without cause	18	$637,500	$743,750	$720,411	$722,000	$102,000	$350,000	$3,275,661
	Double trigger CoC	24	$850,000	$892,500	$2,238,751	$954,000	$136,000	$350,000	$5,421,251

(1)          Annual incentive includes amounts the NEO is entitled to for the 2017 performance year, as well as amounts for the duration of the severance period.

(2)          Other reflects legacy payments under old long-term incentive plans according to the terms of the named executive’s prior agreement.

(3)          As of December 31, 2017, Mrs. Farrell was the only NEO who was eligible for retirement. However, the retirement provisions in each applicable plan document were used in calculating the values above, as Mrs. Farrell was not eligible for enhanced retirement, as defined on page 82, on December 31, 2017.

Loans to Directors and Officers

We do not make loans to directors and officers. There were no loans outstanding to any director or officer on December 31, 2017.

TransAlta Corporation 2018 Management Proxy Circular  |  83

Director Approval

The contents of the Proxy Circular and the sending thereof to each Shareholder, whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 6, 2018	John H. Kousinioris Chief Legal and Compliance Officer and Corporate Secretary

84  |  TransAlta Corporation 2018 Management Proxy Circular

APPENDIX “A”

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer (“CEO”))	Majority 9 of 10

1(b)	Identity of non-independent directors	CEO

1(c)	Majority of independent directors	Yes

1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committees)	See table on page 37

1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes

1(f)	Independent chair of the board	Yes

1(g)	Attendance record for each director	See table on page 24

2	Disclose text of board’s written mandate	Appendix “B” and at www.transalta.com

3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com

3(b)	Written position description for CEO	Yes

4(a)	New director orientation	Yes

4(b)	Continuing education program for directors	Yes

5(a)	Written code of conduct for directors, officers and employees	Yes

5(b)	Board ensures directors exercise independent judgment	Yes

5(c)	Board promotes a culture of ethical business conduct	Yes

6(a)	Board has process to identify new candidates for board nomination	Yes

6(b)	Nominating committee composed of entirely independent directors	Yes

6(c)	Describe responsibilities, powers and operation of nominating committee	See page 44

7(a)	Process by which board determines compensation for directors and officers	See pages 47 and 57

7(b)	Compensation committee composed of entirely independent directors	Yes

7(c)	Describe responsibilities, powers and operation of compensation committee	See page 46

7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See page 69

8	Identify standing committees other than audit, compensation and nominating and describe their function	None

TransAlta Corporation 2018 Management Proxy Circular  |  A-1

9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 40

10

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal

See page 24

11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 36

12

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board

See page 36

13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 36

14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 36

14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 36

15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 36

15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 36

NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices do not differ from those of the NYSE

A-2  |  TransAlta Corporation 2018 Management Proxy Circular

APPENDIX “B”

TRANSALTA CORPORATION

GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.           INTRODUCTION

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO (the “CEO”) and the senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.           BOARD ORGANIZATION AND MEMBERSHIP

1)             Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is elected to the Board annually by the shareholders and is independent from management and the Company.

2)             Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)             Size of the Board

It is the view of the Board that 8 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability Committee (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)             Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

TransAlta Corporation 2018 Management Proxy Circular  |  B-1

5)             Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting.  The resignation will be effective when accepted by the Board.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision and shall forthwith provide a copy to the Toronto Stock Exchange and such other regulatory bodies to the extent required pursuant to applicable law, including the rules of any exchange on which the Company has listed securities.

6)             Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background.  Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company.  This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election.  The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)             Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)             New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours.  A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available from professional organizations if required or requested.

9)             Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

B-2  |  TransAlta Corporation 2018 Management Proxy Circular

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

10)      Retirement Age and Succession

The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.

The Committee reviews annually the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience.  The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.

11)      Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.

C.           BOARD MEETINGS AND MATERIALS

1)             Agendas and Materials

The Chair and the CEO, together with the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

2)             Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)             Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

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D.           COMMITTEE ORGANIZATION AND MEETINGS

1)             Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit and Risk, Human Resources, and Governance, Safety and Sustainability.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)             Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)             Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings.  The Audit and Risk Committee and Governance, Safety and Sustainability Committee meet at least quarterly and the Human Resources Committee meets at least four times annually.  Each committee reports to the Board with respect to the proceedings of its meetings.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)             Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas.  Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.           BOARD AND MANAGEMENT RESPONSIBILITIES

1)             Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)             Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the CEO and HRC, the appointment of those officers that report directly to the CEO.

3)             Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board.  The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)             Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan.  It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

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5)             Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board.  Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)             Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC.  The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)             Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)                 Enterprise Risk Management

The Board has delegated to the Audit and Risk Committee (the “ARC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks.  These are construed within the risk appetite approved by the Board.  Management reviews quarterly with the ARC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The ARC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)              Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation.  Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.  The Board has adopted a clawback policy to deter inappropriate risk-taking activities.  The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)             Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing.  The Board, through the ARC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

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9)             Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Chief Legal Officer, Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a shareholder engagement policy and a disclosure policy that addresses the timely dissemination of all material information.  The disclosure policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company’s financial statements.  The Company also has an insider trading policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  These policies are reviewed annually by the ARC or Governance, Safety and Sustainability Committee, as applicable, and are reported to the Board.

10)      Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.            EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)             Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)             Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

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G.          COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)             Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)             Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy.  The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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TransAlta Corporation
110- 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta
Canada T2P 2M1
403.267.7110
www.transalta.com